Logo                               Letterhead


                                   MEMORANDUM

To Our Valued Shareholders:

        Fiscal year 1999 marked the return to Income from Continuing Operations for Pioneer Behavioral Health. As reported last year, we have divested all non-core operations and focused our management team on growing the business we know the best. We have accomplished a lot over the last year.

        Below are a few of the highlights:

             o A return to profitability from continuing operations.

             o Refocused  senior  executive's  time to further  develop our core businesses. This was accomplished by appointing a Chief Operating Officer and relocating our Senior Vice President to Las Vegas Nevada to focus on the growth of our Harmony Healthcare division. We have established a corporate presence in Las Vegas and will make Las Vegas the focus of our continued corporate development.

             o We formed BehavioralHealthOnline.com, an internet company that is poised to be the leading provider of behavioral health services on the internet. The website is up and running and has received rave reviews. Strong Strategic Partnerships continue to develop.

        We are very excited about the direction of our Company, our plan to enhance shareholder value and the opportunities that BehavioralHealthOnline.com will bring to our Company and our shareholders. As shareholders, I would encourage you to visit our website at http://www.BehavioralHealthOnline.com and register as a member so that you will be continually updated on this new company's development.

        Pioneer Behavioral Health has developed into a stronger, more focused company. The process took longer than we thought, but the building blocks are in place to take us to the next level.

         Thank you for your continuing support and guidance over the past year.



                                                  /s/  Bruce A. Shear
                                                       President
                                                       November 18, 1999



                                      (1)

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 FORM 10-KSB/A2

[X] Annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 [FEE REQUIRED] for the fiscal year ended June 30, 1999

[ ] Transition report under section 13 or 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED] for the transition period from to

Commission file number: 0-22916

                                    PHC, INC.
                 (Name of small business issuer in its charter)

MASSACHUSETTS                                        04-2601571
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
Incorporation or organization)

200 LAKE STREET,  SUITE 102, PEABODY,  MA                  01960
 (Address of principal executive offices)                (Zip Code)

Issuer's telephone number:  (978) 536-2777 (New area code)

              Securities registered under Section 12(b) of the Act:

                                      NONE.

              Securities registered under Section 12(g) of the Act:

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.

                                                           Yes X   No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.
                                                         No Disclosure X

The issuer's revenues for the fiscal year ended June 30, 1999 were $ 19,139,496.

The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of September 15, 1999, was $6,353,776. (See definition of affiliate in Rule 12b-2 of Exchange Act).

At September 15, 1999, 5,610,194 shares of the issuer's Class A Common Stock and 727,170 shares of the issuer's Class B Common Stock were outstanding.

                 TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT:
                                    Yes No X


                                      (2)

PART I

ITEM 1.           DESCRIPTION OF BUSINESS

INTRODUCTION

     PHC, Inc. with its subsidiaries (the "Company") is a national health care company specializing in the treatment of substance abuse, which includes alcohol and drug dependency and related disorders, and in the provision of psychiatric services. The Company currently operates two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah; and Mount Regis Center, located in Salem, Virginia, near Roanoke and eight psychiatric facilities: Harbor Oaks Hospital, a 64-bed psychiatric hospital located in New Baltimore, Michigan; Harmony Healthcare, a provider of outpatient behavioral health services at two locations in the Las Vegas, Nevada area; Total Concept EAP, a provider of outpatient behavioral health services in Shawnee Mission, Kansas; and North Point-Pioneer, Inc. ("NPP") which operates four outpatient behavioral health centers under the name Pioneer Counseling Center in the greater Detroit metropolitan area. The Company also operates BSC-NY, Inc. ("BSC"), which provides management and administrative services to psychotherapy and psychological practices in the greater New York City metropolitan area. Through its subsidiary, Behavioral Health Online, Inc., ("BHO"), the company operates its web site, Behavioralhealthonline.com.

     The Company's substance abuse facilities provide specialized treatment services to patients who typically have poor recovery prognoses and who are prone to relapse. These services are offered in small specialty care and subacute facilities (i.e., facilities designed to provide care to individuals who no longer require hospital care but who require some medical care), which permits the Company to provide its clients with efficient and customized treatment without the significant costs associated with the management and operation of general acute care hospitals. The Company tailors these programs and services to "safety-sensitive" industries and concentrates its marketing efforts on the transportation, oil and gas exploration, heavy equipment, manufacturing, law enforcement, gaming, and health services industries.

     Harbor Oaks provides psychiatric care to children, adolescents and adults. The Company draws patients from the local population and uses the facility as a mental health resource to complement its substance abuse facilities. Harmony Healthcare and Total Concept provide psychiatric treatment for adults, adolescents and children. BSC is a manager of psychological service providers with contracts at over 35 long-term care facilities. NPP provides outpatient psychiatric treatment for adults, adolescents and children in the Metropolitan Detroit area.

     Behavioral Health Online, Inc. designs, develops and maintains the Company's web site, Behavioralhealthonline.com. The web site, was designed to provide products, information, and instruction to behavioral health professionals and consumers for a fee.

     In May 1998 the Company closed Good Hope Center, a substance abuse treatment facility located in West Greenwich, Rhode Island and entered into an agreement terminating the lease for the facility. All obligations under this closure agreement were met by June 30, 1999. In June, 1998 the Company's sub acute long-term care facility, Franvale Nursing and Rehabilitation Center, in


                                      (3)

Braintree, Massachusetts was closed in a State Receivership action which was precipitated when the Company caused the owner of the Franvale facility, Quality Care Centers of Massachusetts, Inc., to institute a proceeding under Chapter 11 of the Federal Bankruptcy Code. The receivership was terminated September 16, 1998 and on October 5, 1998 Quality Care Centers of Massachusetts, Inc. filed a Chapter 7 bankruptcy petition. A Trustee has been appointed; however, the bankruptcy proceedings have not been finalized. For additional information see "Business-Closed and Discontinued Operations-Franvale." In January 1999 the Company closed its 80% owned outpatient operations in Virginia, Pioneer
Counseling of Virginia, Inc. The Company sold this business and retained accounts receivable and most fixed assets, to the minority owners in exchange for their shares of stock in Pioneer Counseling of Virginia, Inc., approximately $25,000, release from the first mortgage on the property of approximately $506,000 and release from Notes Payable to the minority owners of $20,000.

     The Company intends to limit its business operations to behavioral health through facilities providing services to particular markets through customized, outcome-oriented programs, which the Company believes produce overall cost savings to the patient or client organization and its web site which will provide behavioral health professionals with the educational tools required to keep them abreast of behavioral health breakthroughs and keep individuals informed of current issues in behavioral health of interest to them.

     The Company's substance abuse facilities provide treatment services designed to prevent relapse. Such services, while potentially more costly on a per patient stay basis, often result in long-term health care cost savings to insurers, patients and patients' families. The goal of the Company's psychiatric treatment programs is to provide care at the lowest level of intensity appropriate for the patient in an integrated delivery system that includes inpatient and outpatient treatment opportunities. The integrated nature of the Company's psychiatric programs, which generally involves the same caregivers supervising different treatment modalities, provides for efficient care delivery and the avoidance of repeat procedures and diagnostic and therapeutic errors.

     The Company was organized as a Delaware corporation in 1976 under the name American International Health Services, Inc. In 1980, the Company merged into an inactive publicly held Massachusetts Corporation and was the surviving corporation in the merger. The Company changed its name to "PHC, Inc." as of November 24, 1992. The Company is based in Massachusetts and is unaffiliated with an inactive Minnesota corporation of the same name. The Company does business under the trade name "Pioneer Healthcare" and "Pioneer Behavioral Health." With the exception of the services provided directly by the Company under the name Pioneer Development Support Services, the Company operates as a holding company, providing administrative, legal and programmatic support to its subsidiaries. The Company's executive offices are located at 200 Lake Street, Suite 102, Peabody, Massachusetts, 01960 and its telephone number is (978) 536-2777.

PSYCHIATRIC SERVICES INDUSTRY

Substance Abuse Facilities

         Industry Background

     The demand for substance abuse treatment  services increased rapidly in the


                                      (4)
last  decade.  The  Company  believes  that the  increased  demand is related to clinical advances in the treatment of substance abuse, greater societal willingness to acknowledge the underlying problems as treatable illnesses, improved health insurance coverage for addictive disorders and chemical dependencies and governmental regulation which requires certain employers to provide information to employees about drug counseling and employee assistance programs.

     To contain costs associated with behavioral health issues in the 1980s, many private payors instituted managed care programs for reimbursement, which included pre-admission certification, case management or utilization review and limits on financial coverage or length of stay. These cost containment measures have encouraged outpatient care for behavioral problems, resulting in a shortening of the length of stay and revenue per day in inpatient chemical abuse facilities. The Company believes that it has addressed these cost containment measures by specializing in treating relapse-prone patients with poor prognoses who have failed in other treatment settings. These patients require longer lengths of stay and come from a wide geographic area. The Company continues to develop alternatives to inpatient care including partial day and evening programs in addition to on site and off site outpatient programs.

     The Company believes that because of the apparent unmet need for certain clinical and medical services, its strategy has been successful despite national trends towards outpatient treatment, shorter inpatient stays and rigorous scrutiny by managed care organizations.

         Company Operations

     The Company has been able to secure insurance reimbursement for longer-term inpatient treatment as a result of its success with poor prognosis patients. The Company's two substance abuse facilities work together to refer patients to the center that best meets the patient's clinical and medical needs. Each facility caters to a slightly different patient population including high-risk, relapse-prone chronic alcoholics, drug addicts, minority groups and dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders). The Company concentrates on providing services to insurers, managed care networks and health maintenance organizations for both adults and adolescents. The Company's clinicians often work directly with managers of employee assistance programs to select the best treatment facility possible for their clients.

     Each of the Company's facilities operates a case management program for each patient including a clinical and financial evaluation of a patient's circumstances to determine the most cost-effective modality of care from among outpatient treatment, detoxification, inpatient, day care, specialized relapse treatment and others. In addition to any care provided at one of the Company's facilities, the case management program for each patient includes aftercare. Aftercare may be provided through the outpatient services provided by a facility. Alternatively, the Company may arrange for outpatient aftercare, as well as family and mental health services, through its numerous affiliations with clinicians located across the country once the patient is discharged.



                                      (5)

     In general, the Company does not accept patients who do not have either insurance coverage or adequate financial resources to pay for treatment. Each of the Company's substance abuse facilities does, however, provide treatment free of charge to a small number of patients each year who are unable to pay for treatment, but who meet certain clinical criteria and who are believed by the Company to have the requisite degree of motivation for treatment to be successful. In addition, the Company provides follow-up treatment free of charge to relapse patients who satisfy certain criteria. The number of patient days attributable to all patients who receive treatment free of charge in any given fiscal year is less than 5%.

     The Company believes that it has benefited from an increased awareness of the need to make substance abuse treatment services accessible to the nation's workforce. For example, subchapter D of the Anti-Drug Abuse Act of 1988 (commonly known as The Drug Free Workplace Act), requires employers who are Federal contractors or Federal grant recipients to establish drug free awareness programs to inform employees about available drug counseling, rehabilitation and employee assistance programs and the consequences of drug abuse violations. In response to the Drug Free Workplace Act, many companies, including many major national corporations and transportation companies, have adopted policies that provide for treatment options prior to termination of employment.

     Although the Company does not provide federally approved mandated drug testing, the Company treats employees who have been referred to the Company as a result of compliance with the Drug Free Workplace Act, particularly from companies that are part of the gaming industry as well as safety sensitive industries such as railroads, airlines, trucking firms, oil and gas exploration companies, heavy equipment companies, manufacturing companies and health services.

         HIGHLAND RIDGE

     Highland Ridge is a 34-bed, freestanding alcohol and drug treatment hospital, which the Company has been operating since 1984. It is the oldest facility dedicated to substance abuse in Utah. Highland Ridge is accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") and is licensed by the Utah Department of Health. Highland Ridge is recognized nationally for its excellence in treating substance abuse disorders.

     Most patients are from Utah and surrounding states. Individuals typically access Highland Ridge's services through professional referrals, family members, employers, employee assistance programs or contracts between the Company and health maintenance organizations located in Utah.

     Highland Ridge was the first private for-profit hospital to address specifically the special needs of chemically dependent women in Salt Lake County. In addition, Highland Ridge has contracted with Salt Lake County to provide medical detoxification services targeted to women. The hospital also operates a specialized continuing care support group to address the unique needs of women and minorities.

     A pre-admission evaluation, which involves an evaluation of psychological, cognitive and situational factors, is completed for each prospective patient. In addition, each prospective patient is given a physical examination upon admission. Diagnostic tools, including those developed by the American


                                      (6)

Psychological Association, the American Society of Addiction Medicine and the Substance Abuse Subtle Screening Inventory are used to develop an individualized treatment plan for each client. The treatment regimen involves an interdisciplinary team which integrates the twelve-step principles of self-help organizations, medical detoxification, individual and group counseling, family therapy, psychological assessment, psychiatric support, stress management, dietary planning, vocational counseling and pastoral support. Highland Ridge also offers extensive aftercare assistance at programs strategically located in areas of client concentration throughout the United States. Highland Ridge maintains a comprehensive array of professional affiliations to meet the needs of discharged patients and other individuals not admitted to the hospital for treatment.

     Highland Ridge periodically conducts or participates in research projects. Highland Ridge was the site of a recent research project conducted by the University of Utah Medical School. The research explored the relationship between individual motivation and treatment outcomes. The research was regulated and reviewed by the Human Subjects Review Board of the University of Utah and was subject to federal standards that delineated the nature and scope of research involving human subjects. Highland Ridge benefited from this research by expanding its professional relationships within the medical school community and by applying the findings of the research to improve the quality of services the Company delivers.

SPECIALIZED TREATMENT SERVICE

     In the spring of 1994, the Company began to operate a crisis hotline service under contract with a major transportation client. The hotline, Pioneer Development Support Services, or PDS2 ("PDS2"), is a national, 24-hour telephone service, which supplements the services provided by the client's Employee Assistance Programs. The services provided include information, crisis intervention, critical incidents coordination, employee counselor support, client monitoring, case management and health promotion. The hotline is staffed by counselors who refer callers to the appropriate professional resources for assistance with personal problems. Four major transportation companies subscribed to these services as of June 30, 1999. This operation is physically located in Highland Ridge Hospital, but a staff dedicated to PDS2 provides the services. PDS2 is currently operated by the parent entity, PHC, Inc.

     MOUNT REGIS

     Mount Regis is a 25-bed, freestanding alcohol and drug treatment center located in Salem, Virginia, near Roanoke. The Company acquired the center in 1987. It is the oldest of its kind in the Roanoke Valley. Mount Regis is accredited by the JCAHO, and licensed by the Department of Mental Health, Mental Retardation and Substance Abuse Services of the Commonwealth of Virginia. In addition, Mount Regis operates Changes, a freestanding outpatient clinic. The Changes clinic provides structured intensive outpatient treatment for patients who have been discharged from Mount Regis and for patients who do not need the formal structure of a residential treatment program. The program is licensed by


                                      (7)
the Commonwealth of Virginia and approved for reimbursement by major insurance carriers

     Mount  Regis  Center's  programs  are  sensitive  to  needs  of  women  and minorities. The majority of Mount Regis clients are from Virginia and surrounding states. In addition, because of its relatively close proximity and accessibility to New York, Mount Regis has been able to attract an increasing
number  of  referrals  from  New  York-based  labor  unions.   Mount  Regis  has
established programs that allow the Company to better treat dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders), cocaine addiction and relapse-prone patients. The multi-disciplinary case management, aftercare and family programs are key to the prevention of relapse.

General Psychiatric Facilities

Introduction

     The Company believes that its proven ability to provide high quality, cost-effective care in the treatment of substance abuse has enabled it to grow in the related behavioral health field of psychiatric treatment. The Company's main advantage is its ability to provide an integrated delivery system of inpatient and outpatient care. As a result of integration, the Company is better able to manage and track patients.

     The  Company  offers  inpatient  and  partial  hospitalization   psychiatry
services through Harbor Oaks Hospital. The Company also currently operates seven outpatient psychiatric facilities.

     The Company's philosophy at these facilities is to provide the most appropriate and efficacious care with the least restrictive modality of care. An attending physician and a case manager with continuing oversight of the patient as the patient receives care in different locations or programs handle case management. The integrated delivery system allows for better patient tracking and follow-up, and fewer repeat procedures and therapeutic or diagnostic errors. Qualified, dedicated staff members take a full history on each new patient and through test and evaluation procedures they provide a thorough diagnostic write-up of the patient's condition. In addition a Physician does a complete physical examination for each new patient. This information allows the caregivers to determine which treatment alternative is best suited for the patient and to design an individualized recovery program for the patient.

     Managed health care organizations, state agencies, physicians and patients themselves refer patients to our facilities. These facilities have a patient population ranging from children as young as 5 years of age to senior citizens. The psychiatric facilities treat a larger percentage of female patients than the substance abuse facilities.



                                      (8)

     HARBOR OAKS

     The Company acquired Harbor Oaks Hospital, a 64-bed psychiatric hospital located in New Baltimore, Michigan, approximately 20 miles northeast of Detroit, in September 1994. Harbor Oaks Hospital is licensed by the Michigan Department of Commerce and it is accredited by JCAHO. Harbor Oaks provides inpatient psychiatric care, partial hospitalization and outpatient treatment to children, adolescents and adults. Harbor Oaks Hospital has serviced clients from Macomb, Oakland and St. Clair Counties and has now expanded its coverage area to include Wayne, Sanilac and Livingston Counties.

     Until March 1998, Harbor Oaks Hospital worked in conjunction with New Life Treatment Centers, Inc. ("New Life") to offer counseling programs with a traditional Christian philosophy on an inpatient and partial hospitalization basis. The Company and New Life terminated the contract by mutual agreement on May 22, 1998.

     The Company utilizes the Harbor Oaks facility as a mental health resource to complement its nationally focused substance abuse treatment programs. Harbor Oaks Hospital has a specialty program that treats substance abuse patients who have a coexisting psychiatric disorder. This program provides an integrated holistic approach to the treatment of individuals who have both substance abuse and psychiatric problems. Both adults and adolescents can benefit from this program.

     On February 10, 1997, Harbor Oaks Hospital opened an 8-bed adjudicated residential unit serving adolescents with a substance abuse problem and a co-existing mental disorder who have been adjudicated to have committed criminal acts and who have been referred or required to undergo psychiatric treatment by a court or family service agency. The patients in the program range from 13 to 18 years of age. The program provides patients with educational and recreational activities and adult life functioning skills as well as treatment. Typically, a patient is admitted to the unit for an initial period of 30 days to six months. A case review is done for any patient still in the program at six months, and each subsequent six-month period thereafter, to determine if additional treatment is required. State authorization allowed the Company to increase the number of beds in the adjudicated residential unit to twelve on May 1, 1998 and twenty on June 26, 1998.

     In addition to direct patient care, Harbor Oaks works with major manufacturers of psychiatric pharmaceuticals to assist in the study of the effects of certain FDA approved products in the treatment of specific mental illness.

     Harmony Healthcare

     Harmony Healthcare, which consists of two psychiatric clinics in Nevada, provides outpatient psychiatric care to children, adolescents and adults in the local area. Harmony also operates employee assistance programs for railroads, health care companies and several large casino companies including Boyd Gaming Corporation, the MGM Grand, the Mirage and Treasure Island resorts with a rapid response program to provide immediate assistance 24 hours a day. Harmony also provides outpatient psychiatric care and inpatient psychiatric case management through a capitated rate behavioral health carve-out with Pacific Care Insurance.

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
     Total Concept EAP

     Total Concept, an outpatient clinic located in Shawnee Mission, Kansas, provides psychiatric and substance abuse treatment to children, adolescents and adults and manages employee assistance programs for local businesses, gaming, railroads and managed health care companies.

     North Point-Pioneer, Inc.

     NPP consists of four psychiatric clinics in Michigan. The clinics provide outpatient psychiatric and substance abuse treatment to children, adolescents and adults operating under the name Pioneer Counseling Center. The four clinics are located in close proximity to the Harbor Oaks facility, which provides more efficient integration of inpatient and outpatient services, a larger coverage area and the ability to share personnel which results in cost savings.

     BSC-NY, Inc.

     BSC provides management and administrative services to psychotherapy and psychological practices in the greater New York City metropolitan area.

     Behavioral Health Online, Inc.

     BHO designs, develops and maintains the Company's web site, Behavioralhealthonline.com. The web site when fully operational will provide behavioral health professionals with the educational tools required to keep them abreast of behavioral health breakthroughs and keep individuals informed of current issues in behavioral health of interest to them. The site was launched in May 1999.

Operating Statistics

     The following table reflects selected financial and statistical information for all psychiatric services.
                                              Year Ended June 30,

                                      1999             1998               1997
                                      ________________________________________
  Inpatient*

  Net patient service revenues    $ 10,491,517     $ 13,640,801    $ 13,557,703

  Net revenues per patient day(1) $        400     $        476    $        414

  Average occupancy rate (2)             58.4%            51.7%           58.8%

  Total number of licensed beds at
     end of period                         123              123             172

  Source of Revenues:

       Private (3)                        81.5%            86.9%          91.6%

       Government (4)                     18.5%            13.1%           8.4%

                                      (10)

  Partial Hospitalization and Outpatient
  Net Revenues:*
       Individual                   $ 5,356,008       $4,705,454    $ 5,629,760

       Contract                     $ 1,682,453      $ 1,423,098    $ 1,459,580

  Sources of revenues:

       Private                            98.9%            94.0%          98.4%

       Government                          1.1%             6.0%           1.6%

Other Psychiatric Services
                  PDSS (5)          $   942,637      $   763,086    $   629,761

        Practice Management (6)     $   576,881      $   713,750    $   650,852


* Includes revenue from Good Hope Center which was closed in May 1998:
      Inpatient                     $         0      $1,012,679     $ 1,300,745
      Outpatient                    $         0      $  331,057     $   457,018
* Includes revenue from Pioneer Counseling of Virginia which was closed in January 1999:
      Outpatient                    $   537,688      $  963,352     $   227,601

(1) Net revenues per patient day equals net patient service revenues divided by total patient days.
(2) Average occupancy rates were obtained by dividing the total number of patient days in each period by the number of beds available in such period.
(3) Private pay percentage is the percentage of total patient revenue derived from all payors other than Medicare and Medicaid.
(4) Government pay percentage is the percentage of total patient revenue derived from the Medicare and Medicaid programs.
(5) PDSS, Pioneer Development and Support Services, provides clinical support, referrals management and professional services for a number of the Company's national contracts.
(6) Practice Management revenue is produced through BSC-NY.

Closed and Discontinued Operations

     Franvale

     The Company engaged Oasis Management Company ("Oasis") on November 1, 1996 to June 30, 1997 to provide management services to Franvale. On February 19, 1997, the Massachusetts Department of Public Health, as the result of a routine survey, cited the Company's Franvale Nursing and Rehabilitation Center ("Franvale") for serious patient care and safety deficiencies. The State imposed a civil penalty on the Company of $3,050 per day and reduced it to $2,250 per day on March 12, 1997. The State reduced the fine to $90,545 in total after the Company filed an appeal. The Department of Public Health and the federal agency, HCFA, notified the Company at the time of the original citation, that Franvale


                                      (11)
would be terminated from the Medicare and Medicaid programs unless Franvale was in substantial compliance with regulatory requirements by March 14, 1997. Franvale submitted a plan of correction to the Department of Public Health and on March 12, 1997, as the result of a resurvey by the Department of Public Health, a new statement of deficiencies was issued, which contained a significant number of violations but recharacterized the level of seriousness of the deficiencies to a lower degree of violation and which extended the threatened date of termination to April 30, 1997.

     As a result of the new statement of deficiencies, the Department of Public Health had precluded the Company from admitting new patients to its Franvale facility until at least April 30, 1997. However, on April 11, 1997, the Company received authority to admit new patients on a case-by-case basis. The State permitted previous patients to be readmitted to the Franvale facility only after a case-by-case review by the Department of Public Health. The Company was obligated to notify the attending physician of each resident of Franvale who was found to have received substandard care of the deficiency notice and was obligated also to notify the Massachusetts board which licenses the administrator of Franvale.

     On April 19, 1997 the Department of Public Health, Division of Health Care Quality completed a follow-up survey of the Franvale Nursing Home. As a result of this survey it was determined that all deficiencies cited from the April 17, 1997 visit had been corrected and the restrictions on Franvale's ability to admit patients were lifted.

     The Company replaced the management team at Franvale and expended significant sums for staffing and programmatic improvements in order to bring the facility into substantial compliance at the earliest possible date. The Company conducted an intensive staff review, which resulted in a total reorganization. The new staff was provided with in-service training.

     On January 29, 1998 Franvale was again cited for patient care and safety deficiencies by the Massachusetts Department of Public Health as a result of a routine survey. A civil penalty of $224,250 was imposed for the period of time that the facility was not in compliance. At the time of the citation the Company was notified by the Department of Public Health and by the federal agency, HCFA, that Franvale would be terminated from the Medicare and Medicaid programs if the facility was not in substantial compliance with regulatory requirements by February 21, 1998. As a result of this statement of deficiencies Franvale was precluded from readmitting patients or admitting new patients. As of February 13, 1998 the ban from readmission was removed; however, Franvale was still unable to admit new patients until after the resurvey was completed and the facility was found to be in substantial compliance with Federal requirements.

     On April 14, 1998 the State completed the resurvey of Franvale to determine if the facility had corrected all patient care and safety deficiencies cited by the Massachusetts Department of Public Health in its January 29, 1998 routine survey. As a result of the resurvey the facility was found to be in substantial compliance with regulatory requirements. In its letter of April 23, 1998 the State Department of Public Health advised the facility that "all deficiencies were found to have been corrected" and the facility "is now in substantial compliance ...with the federal regulations applicable to long term care facilities". The Department of Public Health also advised the facility in this letter that it was withdrawing its recommendation to the Health Care Finance


                                      (12)

Administration (HCFA) that the facility certification be terminated, and recommending the denial of payment for new admissions and any civil monetary penalties imposed on the facility cease as of the date the facility alleged that it was in substantial compliance, which was March 29, 1998.

     Despite the successful survey as documented in the Department's letter, the notice continues by advising the facility that the "limitation on admissions previously imposed ... shall remain in effect, irrespective of whether HCFA accepts the state's recommendation to rescind its pending Medicaid termination action, on the grounds that the Department has initiated and there is currently pending a license revocation action against the facility.

     On February 12, 1998, the Company entered into an Asset Purchase Agreement with Lexington Healthcare Group, Inc. to sell substantially all the assets and liabilities of Franvale Nursing and Rehabilitation Center. The inability of Franvale to admit new patients and the State's pending license revocation made completion of the sale an impossibility.

     As a result of the decrease in census resulting from the inability of Franvale to admit new patients and the limitations on its ability to re-admit patients, the monetary penalties and the expenses that had been incurred by the Company in correcting the cited deficiencies, continued facility cash flow deficit of approximately $80,000 monthly, the stall of the sale of Franvale and the probability that the State would not lift the admission freeze on the facility, the Company concluded that it should file for protection under Chapter 11 of the United States Bankruptcy Code for the wholly owned subsidiary Quality Care Centers of Massachusetts, Inc. which operates Franvale Nursing and Rehabilitation Center.

     On May 26, 1998 Franvale Nursing and Rehabilitation Center, filed for reorganization under Chapter 11 of the United States bankruptcy Code in the Eastern Division of the District of Massachusetts at Boston, Massachusetts. The case was assigned to C J Kenner. On May 27, 1998 on motion of Franvale, the court authorized the appointment of a Trustee and appointed Joseph Braunstein as the Chapter 11 Trustee. On May 29, 1998, the Bankruptcy Court terminated the Chapter 11 proceeding determining that there was no likelihood of reorganization since the prospective acquirer of the facility was now imposing certain terms unacceptable to all interested parties and that the transfer of patients and liquidation of assets could be as readily effectuated in a state court receivership under the aegis of the Massachusetts Health Care Statutes and accordingly dismissed the Chapter 11 case. On June 1, 1998, on the Petition of the Attorney General of the Commonwealth of Massachusetts on behalf of the Department of Public Health with the acquiescence of Franvale, Robert Griffin was appointed by J. Kottmyer as Receiver to transfer the patients and close the facility expeditiously.

     In October 1998 the Company's Bankruptcy Attorney received notification that as of September 30, 1998 the patient care receivership for Quality Care Centers of Massachusetts, Inc. was terminated. On October 5, 1998, in response to the termination of the State Receivership, the Company filed for protection under Chapter 7 of the United States bankruptcy Code in the Eastern Division of the District of Massachusetts at Boston, Massachusetts. On October 7, 1998 the court appointed Mark G. DeGiacomo as the Chapter 7 Trustee.



                                      (13)

     As a consequence of Franvale's bankruptcy and subsequent receivership, a number of claims have been asserted against the Company or may be asserted against the Company in the future. To date, such claims are as follows:

     The Commonwealth of Massachusetts named Franvale, the Company and Bruce Shear as party defendants in the Commonwealth receivership action, C.A. No. 98-2783 in the Superior Court, Suffolk County. On June 28, 1999, the Superior Court entered a judgment of dismissal, dismissing the case without prejudice and without costs, as of September 16, 1998. The Company understands that the facility has been closed, all patients transferred and that the Commonwealth receiver has resigned.

     The Commonwealth of Massachusetts may institute a claim seeking to recover any expenses incurred but not recovered by the Commonwealth as a consequence of Franvale's receivership. The Commonwealth has a receivership statute that allows the Commonwealth to seek indemnification for receivership expenses from "licensee[s], persons responsible for the affairs of the licensee, or the owner." Under Commonwealth law, the Commonwealth could seek to hold the Company liable as a "licensee" or "a person responsible for the affairs of the licensee [Franvale]." Management believes that there are defenses to any such claim. At this time the potential claim does not appear to be a material issue, however, since the Company understands that Franvale's collectible accounts receivable are far in excess of the operating expenses and the receiver's fees that were incurred during the receivership.

     On or about September 14, 1998, the Company and its wholly owned subsidiary, Franvale, were each served with document subpoenas in connection with an on-going investigation of Franvale being conducted by the Massachusetts Medicaid Fraud Control Unit. The focus of the investigation appears to be the quality of patient care provided by Franvale during the period of early 1997 until the facility was placed into receivership in June 1998. The Company has cooperated fully with the investigation including the production of documents. While no specific dollar demand has yet been asserted by the state, the Attorney General's office has indicated that a payment will be required to settle this action. Preliminary negotiations between the Company and the State are under way.

     The Company has been named as a defendant in a proceeding captioned Healthcare Services Group, Inc. v. Quality Care Centers of Massachusetts, Inc. and PHC, Inc., C.A. No. 98-132 (Sup. Ct., Suffolk Co., MA). The plaintiff, supplier of housekeeping and laundry services to Franvale, alleges two causes of action against the Company in the Substitute First Amended Complaint. In Count III (Accord and Satisfaction), plaintiff seeks $51,845 for the Company's alleged breach of an agreement to pay plaintiff the money it was owed. In Count IV (Guaranty), plaintiff alleges that the Company agreed to pay Franvale's debt but did not do so; plaintiff seeks a judgment of $67,412. The Company filed an answer contesting plaintiff's claims. Plaintiff propounded requests for admissions to which the Company responded. Plaintiff recently noticed two depositions and served the Company with a request for documents. Discovery was set to close September 1, 1999, but was extended by the consent of the parties. At this time it is not possible for the Company to evaluate the likelihood of an unfavorable outcome or to predict the Company's potential loss. Based on the ad damnum clause of the Substitute First Amended Complaint, the maximum potential loss to the Company is alleged to be $67,412, plus costs and interest from the date of demand.

                                      (14)

     On or about November 4, 1998, Mellon US Leasing, a division of Mellon Leasing Corporation, a successor in interest to US Capital Corp. ("Mellon"), brought a lawsuit against the Company in the Superior Court for Essex County, Massachusetts, C.A. No. 98-2116. Mellon alleged that the Company had guaranteed a lease agreement entered into by Quality Care Centers of Massachusetts, on which Quality Care had defaulted. Mellon sought damages of $222,005, plus interest costs and reasonable attorney's fees. Since the company did guarantee of this debt of the subsidiary at the inception of the lease, on or about July 28, 1999, the Company and Mellon reached an agreement in principle, although no documents have yet been signed memorializing the settlement. The terms of the settlement are that the Company will pay Mellon the sum of $150,000 over a period of 36 months at the interest rate of 9 percent per year in exchange for dismissal of the lawsuit and the execution of releases.

     The liquidation of the assets and liabilities of Franvale may result in a non-cash financial statement gain of approximately $2,000,000. In the quarter ended December 31, 1998 the company was relieved of the HUD mortgage of approximately $6,741,000 and surrendered the underlying assets amounting to approximately $4,329,000. The recognition of the gain has been deferred until final resolution of all contingent liabilities.

     Good Hope Center

     Good Hope Center is a 49-bed substance abuse treatment facility located in West Greenwich, Rhode Island which, until May, 1998 was operated by the Company's subsidiary PHC of Rhode Island, Inc.

     The Good Hope Center operated at a loss for the fiscal years ended June 30, 1998 and 1997 because of a decline in census, length of stay and lower reimbursements from third party payors. Efforts to increase length of stay and improve market share were unsuccessful requiring the closure of the facility.

     In May 1998 the Company closed Good Hope Center and entered into an agreement terminating the lease for the facility. As of June 30, 1999, the company paid all of the expenses related to the facility and met all of the terms of the agreement. During the fiscal year ended June 30, 1999, the Company collected over $100,000 in accounts receivable previously written off resulting in Net Income of approximately $108,000 for the facility for the year.

     Pioneer Counseling of Virginia, Inc.

     In June 1998 the Company decided to close the Blacksburg Clinic and consolidate the Blacksburg resources and operations with the Salem Clinic operations to enhance profitability of Pioneer Counseling of Virginia, Inc. The write down of assets and anticipated costs related to the closing of the Blacksburg clinic are reflected in the accompanying June 30, 1998 Financial Statements. In December 1998 the Company decided to close the remaining Pioneer Counseling of Virginia clinic located in Salem, Virginia. Since the Company was required by contract to give 30-days notice to contract therapists before closing the clinic, in January 1999 the Company closed its 80% owned outpatient operations in Virginia, Pioneer Counseling of Virginia, Inc. The Company sold this business, excluding accounts receivable and most fixed assets, to the minority owners in exchange for their shares of stock in Pioneer Counseling of Virginia, Inc. approximately $25,000, release from the first mortgage on the


                                      (15)
property of approximately $506,000 and release from Notes Payable to the minority owners of $20,000.


Operating Statistics

The following table reflects closed and discontinued operations:



                                               For the Year Ended
                                                     June 30
                                     1999             1998             1997
                                     ______________________________________
    Discontinued Operations
    Franvale:
        Loss                    $         0        $(2,220,296)    $(1,958,756)

    Closed Operations
    Good Hope Center
        Income (Loss)           $   108,372        $(1,540,772)    $  (642,119)

    Pioneer Counseling Centers of
      Virginia, Inc.
        Loss                    $  (811,957)      $   (583,188)    $  (120,914)


     The Company experienced a recovery of accounts written off resulting in net income from Good Hope Center in fiscal year 1999. No further significant recoveries of this nature are expected in future periods.


Business Strategy

     The Company's objective is to become a leading national provider of treatment services, specializing in substance abuse and psychiatric care.

     The Company focuses its marketing efforts on "safety-sensitive" industries. This focus results in customized outcome oriented programs that the Company believes produce overall cost savings to the patients and/or client organizations. The Company intends to leverage experience gained from providing services to customers in certain industries that it believes will enhance its selling efforts within these certain industries.


 Marketing And Customers

     The Company markets its substance abuse, inpatient and outpatient psychiatric health services both locally and nationally, primarily to safety sensitive industries, including transportation, oil and gas exploration, heavy machinery and equipment, manufacturing and healthcare services. Additionally, the Company markets its services in the gaming industry both in Nevada and nationally.

     The Company  employs  six  individuals  dedicated  to  marketing  among the


                                      (16)

Company's facilities. Each facility performs marketing activities in its local region. The National Marketing Director of the Company coordinates the majority of the Company's national marketing efforts. In addition, employees at certain facilities perform national marketing activities independent of the National Marketing Director. The Company, with the support of its owned integrated outpatient systems and management services, continues to pursue more at-risk contracts and outpatient, managed health care fee-for-service contracts. In addition to providing excellent services and treatment outcomes, the Company will continue to negotiate pricing policies to attract patients for long-term intensive treatment which meet length of stay and clinical requirements established by insurers, managed health care organizations and the Company's internal professional standards.

     The Company's integrated system of comprehensive outpatient mental health clinics and physician practices managed by the Company complement the Company's inpatient facilities. These clinics and medical practices are strategically located in Nevada, Virginia, Kansas City, Michigan, Utah and New York. They make it possible for the Company to offer wholly integrated, comprehensive, mental health services for corporations and managed care organizations on an at-risk or exclusive fee-for-service basis. Additionally, the Company operates Pioneer Development and Support Services (PDS2) located in the Highland Ridge facility in Salt Lake City, Utah. PDS2 provides clinical support, referrals, management and professional services for a number of the Company's national contracts. It gives the Company the capacity to provide a complete range of fully integrated mental health services.

     The Company has been successful in securing a number of national accounts with a variety of corporations including: Boyd Gaming, Canadian Rail, Conrail, CSX, the IUE, MCC, MGM, Station Casinos, Union Pacific Railroad, Union Pacific Railroad Hospital Association, VBH, and others.

     In addition to its direct patient care services, the Company launched its web site, Behavioralhealthonline.com, in May 1999. Although many of the articles published on the web site are of interest to the general public, the Company's primary target market is the behavioral health professional. When fully operational the site will not only provide information to the behavioral health professional, but will also provide a time and cost effective alternative for acquiring the professional educational units required each year.

Competition

     The Company's substance abuse programs compete nationally with other health care providers, including general and chronic care hospitals, both non-profit and for-profit, other substance abuse facilities and short-term detoxification centers. Some competitors have substantially greater financial resources than the Company. The Company believes, however, that it can compete successfully with such institutions because of its success in treating poor-prognosis patients. The Company will compete through its focus on such patients, its willingness to negotiate appropriate rates and its capacity to build and service corporate relationships.

     The Company's psychiatric facilities and programs compete primarily within the respective geographic area serviced by them. The Company competes with private doctors, hospital-based clinics, hospital-based outpatient services and other comparable facilities. The main reasons that the Company competes well are


                                      (17)
its integrated delivery and dual diagnosis programming. Integrated delivery provides for more efficient follow-up procedures and reductions in length of stay. Dual diagnosis programming provides a niche service for clients with a primary mental health and a secondary substance abuse diagnosis. The Company developed its dual diagnosis service in response to demand from insurers, employees and treatment facilities.

Revenue Sources And Contracts

     The Company has entered into relationships with numerous employers, labor unions and third-party payors to provide services to their employees and members for the treatment of substance abuse and psychiatric disorders. In addition, the Company admits patients who seek treatment directly without the intervention of third parties and whose insurance does not cover these conditions in circumstances where the patient either has adequate financial resources to pay for treatment directly or is eligible to receive free care at one of the Company's facilities. The Company's psychiatric patients either have insurance or pay at least a portion of treatment costs. Free treatment provided each year amounts to less than 5% of the Company's total patient days.

     Each contract is negotiated separately, taking into account the insurance coverage provided to employees and members, and, depending on such coverage, may provide for differing amounts of compensation to the Company for different subsets of employees and members. The charges may be capitated, or fixed with a maximum charge per patient day, and, in the case of larger clients, frequently result in a negotiated discount from the Company's published charges. The Company believes that such discounts are appropriate as they are effective in producing a larger volume of patient admissions. The Company treats non-contract patients and bills them on the basis of the Company's standard per diem rates and for any additional ancillary services provided to them by the Company.

Quality Assurance And Utilization Review

     The Company has established comprehensive quality assurance programs at all of its facilities. These programs are designed to ensure that each facility maintains standards that meet or exceed requirements imposed upon the Company with the objective of providing high-quality specialized treatment services to its patients. To this end, the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") survey and accredit the Company's inpatient facilities and the Company's outpatient facilities comply with the standards of National Commission Quality Assurance ("NCQA") although the facilities are not NCQA certified. The Company's professional staff, including physicians, social workers, psychologists, nurses, dietitians, therapists and counselors, must meet the minimal requirements of licensure related to their specific discipline, in addition to each facility's own internal quality assurance criteria. The Company participates in the federally mandated National Practitioners Data Bank, which monitors professional accreditation nationally.

     In response to the increasing reliance of insurers and managed care organizations upon utilization review methodologies, the Company has adopted a comprehensive documentation policy to satisfy relevant reimbursement criteria. Additionally, the Company has developed an internal case management system, which provides assurance that services rendered to individual patients are medically appropriate and reimbursable. Implementation of these internal policies has been integral to the success of the Company's strategy of providing services to relapse-prone, higher acuity patients.

                                      (18)

Government Regulation

     The Company's business and the development and operation of the Company's facilities are subject to extensive federal, state and local government regulation. In recent years, an increasing number of legislative proposals have been introduced at both the national and state levels that would effect major reforms of the health care system if adopted. Among the proposals under consideration are reforms to increase the availability of group health insurance, to increase reliance upon managed care, to bolster competition and to require that all businesses offer health insurance coverage to their employees. The Company cannot predict whether any such legislative proposals will be adopted and, if adopted, what effect, if any, such proposals would have on the Company's business.

     In addition, both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. Since 1983, Congress has consistently attempted to limit the growth of federal spending under the Medicare and Medicaid programs and will likely continue to do so. Additionally, congressional spending reductions for the Medicaid program involving the issuance of block grants to states is likely to hasten the reliance upon managed care as a potential savings mechanism of the Medicaid program. As a result of this reform activity the Company can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the costs allocable to such patients. In addition, many states, including the Commonwealth of Massachusetts and the State of Michigan, are considering reductions in state Medicaid budgets.

     Health Planning Requirements

     Some of the states in which the Company operates, and many of the states where the Company may consider expansion opportunities, have health planning statutes which require that prior to the addition or construction of new beds, the addition of new services, the acquisition of certain medical equipment or certain capital expenditures in excess of defined levels, a state health planning agency must determine that a need exists for such new or additional beds, new services, equipment or capital expenditures. These state determination of need or certificate of need ("DoN") programs are designed to enable states to participate in certain federal and state health related programs and to avoid duplication of health services. DoN's typically are issued for a specified maximum expenditure, must be implemented within a specified time frame and often include elaborate compliance procedures for amendment or modification, if needed. Several states, including the Commonwealth of Massachusetts, have instituted moratoria on some types of DoN's or otherwise stated an intent not to grant approvals for certain health services. Such moratoria may adversely affect the Company's ability to expand in such states, but may also provide a barrier to entry to potential competitors.

     Licensure and Certification

     State regulatory authorities must license all of the Company's facilities. The Company's Harbor Oaks facility is certified for participation as a provider in the Medicare and Medicaid programs.

                                      (19)

     The Company's initial and continued licensure of its facilities, and certification to participate in the Medicare and Medicaid programs, depends upon many factors, including accommodations, equipment, services, patient care, safety, personnel, physical environment, the existence of adequate policies, procedures and controls and the regulatory process regarding the facility's initial licensure. Federal, state and local agencies survey facilities on a regular basis to determine whether such facilities are in compliance with governmental operating and health standards and conditions for participating in government programs. Such surveys include review of patient utilization and inspection of standards of patient care. The Company has procedures in place to ensure that its facilities are operated in compliance with all such standards and conditions. To the extent these standards are not met, however, the license of a facility could be restricted, suspended or revoked, or a facility could be decertified from the Medicare or Medicaid programs.

     Medicare Reimbursement

     Currently  the  only  facility  of  the  Company  that  receives   Medicare
reimbursement is Harbor Oaks. For the fiscal year ended June 30, 1999 13.11% of revenues for Harbor Oaks were derived from Medicare programs.

     The Medicare program generally reimburses psychiatric facilities pursuant to its prospective payment system ("PPS"), in which each facility receives an interim payment of its allowable costs during the year which is later adjusted to reflect actual allowable direct and indirect costs of services based upon the submission of a cost report at the end of each year. However, current Medicare payment policies allow certain psychiatric service providers an exemption from PPS. In order for a facility to be eligible for exemption from PPS, the facility must comply with numerous organizational and operational requirements. PPS-exempt providers are cost reimbursed, receiving the lower of reasonable costs or reasonable charges. The Medicare program fiscal intermediary pays a per diem rate based upon prior year costs, which may be retroactively adjusted upon the submission of annual cost reports.

     The  Harbor  Oaks  facility  is  currently  PPS-exempt.  The  amount of its cost-based reimbursement may be limited by the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA") and regulations promulgated under the Act. Generally, TEFRA limits the amount of reimbursement a facility may receive to a target amount per discharge, adjusted annually for inflation. The facility's reasonable Medicare operating costs divided by Medicare discharges, plus a per diem allowance for capital costs during its base year of operations determines the target amount. It is not possible to predict the ability of Harbor Oaks to remain PPS-exempt or to anticipate the impact of TEFRA upon the reimbursement received by Harbor Oaks in future periods.

     In order to receive Medicare reimbursement, each participating facility must meet the applicable conditions of participation set forth by the federal government relating to the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with all state and local laws and regulations. In addition, Medicare regulations generally require that entry into such facilities be through physician referral. The Company must offer services to Medicare recipients on a non-discriminatory basis and may not preferentially accept private pay or commercially insured patients.

     Medicaid  Reimbursement  Currently  the only  facility of the Company  that


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
receives reimbursement under any state Medicaid program is Harbor Oaks. A portion of Medicaid costs is paid by states under the Medicaid program and the federal matching payments are not made unless the state's portion is made. Accordingly, the timely receipt of Medicaid payments by a facility may be affected by the financial condition of the relevant state.

     Harbor Oaks is a participant in the Medicaid program administered by the State of Michigan. The Company receives reimbursement on a per diem basis, inclusive of ancillary costs. The state determines the rate and adjusts it annually based on cost reports filed by the Company.

     Fraud and Abuse Laws

     Various federal and state laws regulate the business relationships and payment arrangements between providers and suppliers of health care services, including employment or service contracts, and investment relationships. These laws include the fraud and abuse provisions of the Medicare and Medicaid statutes as well as similar state statutes (collectively, the "Fraud and Abuse Laws"), which prohibit the payment, receipt, solicitation or offering of any direct or indirect remuneration intended to induce the referral of patients, the ordering, arranging, or providing of covered services, items or equipment. Violations of these provisions may result in civil and criminal penalties and/or exclusion from participation in the Medicare, Medicaid and other government-sponsored programs. The federal government has issued regulations that set forth certain "safe harbors," representing business relationships and payment arrangements that can safely be undertaken without violation of the federal Fraud and Abuse Laws. Failure to fall within a safe harbor does not constitute a per se violation of the federal fraud and abuse laws. The Company believes that its business relationships and payment arrangements either fall within the safe harbors or otherwise comply with the Fraud and Abuse Laws.

Employees

     As of September 15, 1999, the Company had 299 employees of which 6 were dedicated to marketing, 79 (12 part time) to finance and administration and 214 (91 part time) to patient care. All of the Company's 299 employees are leased from Inovis, formerly International Personnel Resources, LTD. ("IPR"), a national employee-leasing firm. The Company has elected to lease its employees to provide more favorable employee health benefits at lower cost than would be available to the Company as a single employer and to eliminate certain administrative tasks which otherwise would be imposed on the management of the Company. The agreement provides that Inovis will administer payroll, provide for compliance with workers' compensation laws, including procurement of workers' compensation insurance and administering claims, and procure and provide designated employee benefits. The Company retains the right to reject the services of any leased employee and Inovis has the right to increase its fees at any time upon thirty days' written notice or immediately upon any increase in payroll taxes, workers' compensation insurance premiums or the cost of employee benefits provided to the leased employees.

     The Company believes that it has been successful in attracting skilled and experienced personnel. Competition for such employees is intense, however and there can be no assurance that the Company will be able to attract and retain necessary qualified employees in the future. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relationships with its employees are good.

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
INSURANCE

     Each of the Company's facilities maintains separate professional liability insurance policies. Mount Regis, Harbor Oaks, Harmony Healthcare, Total Concept, NPP and BSC have coverage of $1,000,000 per claim and $3,000,000 in the aggregate. Highland Ridge has limits of $1,000,000 per claim and $6,000,000 in the aggregate. In addition, these entities maintain general liability insurance coverage in similar amounts.

     The Company maintains $1,000,000 of directors and officers' liability insurance coverage, general liability coverage of $1,000,000 per claim and $2,000,000 in aggregate and an umbrella policy of $1,000,000. The Company believes, based on its experience, that its insurance coverage is adequate for its business and that it will continue to be able to obtain adequate coverage.

ITEM 2.           DESCRIPTION OF PROPERTY

Executive Offices

     The Company's executive offices are located in Peabody, Massachusetts. The Company's new lease agreement in Peabody covers approximately 4,800 square feet for a 60-month term, which expires September 17, 2004. The current annual payment under the lease is $72,000 and increases to $87,516 in the final year. This space will also house Behavioral Health Online, Inc. The Company believes that this facility will be adequate to satisfy its needs for the foreseeable future.

Highland Ridge Hospital

     The Highland Ridge premises consist of approximately 24,000 square feet of space occupying the majority of the first floor of a two-story hospital owned by Valley Mental Health. The Company is currently operating on a month to month basis until the lease is finalized. The lease currently in negotiations is for a five-year agreement, which provides for monthly rental payments of approximately $15,000, which includes housekeeping and maintenance for the first six months, and includes changes in rental payments each year based on increases or decreases in the CPI. After the initial six month term the faqcility will pay yet undetermined additional amount each month for housekeeping and maintenance.The leae in its current form would expire December 31, 2004, and includes an option to renew for an additional five years. The Company believes that these premises are adequate for its current and anticipated needs.

Mount Regis Center

     The Company owns the Mount Regis facility, which consists of a three-story wooden building located on an approximately two-acre site in a residential neighborhood. The building consists of over 14,000 square feet and is subject to a mortgage in the approximate amount of $460,000. The facility is used for both inpatient and outpatient services. The Company believes that these premises are adequate for its current and anticipated needs.

Psychiatric Facilities



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
     The Company owns or leases premises for each of its psychiatric facilities. Harmony, Total Concept, NPP and BSC each lease their premises. The Company believes that each of these premises is leased at fair market value and coule be replaced without significant time or expense if necessary. The Company believes that all of these premises are adequate for its current and anticipated needs.

     The Company owns the building in which Harbor Oaks operates, which is a single story brick and wood frame structure comprising approximately 32,000 square feet situated on an approximately three acre site. The Company has a $1,600,000 mortgage on this property. The Company believes that these premises are adequate for its current and anticipated needs.


ITEM 3.           LEGAL PROCEEDINGS.

     As a consequence of Franvale's bankruptcy and subsequent receivership, a number of claims have been asserted against the Company or may be asserted against the Company in the future. To date, such claims are as follows:

     The Commonwealth of Massachusetts named Franvale, the Company and Bruce Shear as party defendants in the Commonwealth receivership action, C.A. No. 98-2783 in the Superior Court, Suffolk County. On June 28, 1999, the Superior Court entered a judgment of dismissal, dismissing the case without prejudice and without costs, as of September 16, 1998. The Company understands that the facility has been closed, all patients transferred and that the Commonwealth receiver has resigned.

     The Commonwealth of Massachusetts may institute a claim seeking to recover any expenses incurred but not recovered by the Commonwealth as a consequence of Franvale's receivership. The Commonwealth has a receivership statute that allows the Commonwealth to seek indemnification for receivership expenses from "licensee[s], persons responsible for the affairs of the licensee, or the owner." Under Commonwealth law, the Commonwealth could seek to hold the Company liable as a "licensee" or "a person responsible for the affairs of the licensee [Franvale]." Management believes that there are defenses to any such claim. At this time the potential claim does not appear to be a material issue, however, the Company understands that Franvale's collectible accounts receivable are far in excess of the operating expenses and the receiver's fees that were incurred during the receivership.

     On or about September 14, 1998, the Company and its wholly owned subsidiary, Franvale, were each served with document subpoenas in connection with an on-going investigation of Franvale being conducted by the Massachusetts Medicaid Fraud Control Unit. The focus of the investigation appears to be the quality of patient care provided by Franvale during the period of early 1997 until the facility was placed into receivership in June 1998. The Company has cooperated fully with the investigation including the production of documents. While no specific dollar demand has yet been asserted by the state, the Attorney General's office has indicated that a payment will be required to settle this action. Preliminary negotiations between the Company and the State are under way.

     The Company has been named as a defendant in a proceeding captioned Healthcare Services Group, Inc. v. Quality Care Centers of Massachusetts, Inc. and PHC, Inc., C.A. No. 98-132 (Sup. Ct., Suffolk Co., MA). The plaintiff,


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

supplier of housekeeping and laundry services to Franvale, alleges two causes of action against the Company in the Substitute First Amended Complaint. In Count III (Accord and Satisfaction), plaintiff seeks $51,845 for the Company's alleged breach of an agreement to pay plaintiff the money it was owed. In Count IV (Guaranty), plaintiff alleges that the Company agreed to pay Franvale's debt but did not do so; plaintiff seeks a judgment of $67,412. The Company filed an answer contesting plaintiff's claims. Plaintiff propounded requests for admissions to which the Company responded. Plaintiff recently noticed two depositions and served the Company with a request for documents. Discovery was set to close September 1, 1999, but has been extended by the consent of the parties. At this time it is not possible for the Company to evaluate the likelihood of an unfavorable outcome or to predict the Company's potential loss. Based on the ad damnum clause of the Substitute First Amended Complaint, the maximum potential loss to the Company is alleged to be $67,412, plus costs and interest from the date of demand.

     On or about November 4, 1998, Mellon US Leasing, a division of Mellon Leasing Corporation, a successor in interest to US Capital Corp. ("Mellon"), brought a lawsuit against the Company in the Superior Court for Essex County, Massachusetts, C.A. No. 98-2116. Mellon alleged that the Company had guaranteed a lease agreement entered into by Quality Care Centers of Massachusetts, on which Quality Care had defaulted. Mellon sought damages of $222,005, plus interest costs and reasonable attorney's fees. Since the company did guarantee of this debt of the subsidiary at the inception of the lease on or about July 28, 1999, the Company and Mellon reached an agreement in principle, although no documents have yet been signed memorializing the settlement. The terms of the settlemen are that the Company will pay Mellon the sum of $150,000 over a period of 36 months at the interest rate of 9 percent per year in exchange for didmissal of the lawsuit and the execution of releases.





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
ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended June 30, 1999.


PART II

ITEM 5.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Units, Class A Common Stock and Class A Warrants have been traded on the NASDAQ National Market under the symbols "PIHCU," "PIHC" and "PIHCW," respectively, since the Company's initial public offering which was declared effective on March 3, 1994. There is no public trading market for the Company's Class B Common Stock. The following table sets forth, for the periods indicated, the high and low sale price of the Company's Class A Common Stock, as reported by NASDAQ.

                                   High                     Low
1998
        First Quarter              $ 3  9/16                 $ 2 1/4
        Second Quarter             $ 3                       $ 1 7/8
        Third Quarter              $ 2 13/16                 $ 1 7/8
        Fourth Quarter             $ 2  7/16                 $ 1 5/8

1999    First Quarter              $ 2                       $   5/8
        Second Quarter             $ 1  1/16                 $  9/16
        Third Quarter              $ 1   3/4                 $ 13/16
        Fourth Quarter             $ 1 15/32                 $ 13/16

2000
       First Quarter(through
       September 15, 1999)         $1   5/16                $  15/16

     On September 15, 1999, the last reported sale price of the Class A Common Stock was $1.09375. On September 15, 1999 there were 452 holders of record of the Company's Class A Common Stock and 312 holders of record of the Company's Class B Common Stock.

DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. While there are currently no restrictions on the Company's ability to pay dividends, the Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of Common Stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on the results of operations and financial position of the Company and such other factors as the Company's Board of Directors, in its discretion, deems relevant.


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
ITEM 6.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following is a discussion and analysis of the financial condition and results of operations of the Company for the years ended June 30, 1999 and 1998. It should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein. During the fiscal years several businesses were acquired or closed which makes comparability of period results difficult. See Psychiatric Service Industry - Operating Statistics" in Part One, Item One of this report for further detail.

Overview

The Company presently provides health care services through two substance abuse treatment centers, a psychiatric hospital and seven outpatient psychiatric centers (collectively called "treatment facilities"). The Company's revenue for providing behavioral health services through these facilities is derived from Medicare and Medicaid and contracts with managed care companies, state agencies, railroads, gaming industry corporations and individual clients. The profitability of the Company is largely dependent on the level of patient census and the payor mix at these treatment facilities. The Company's administrative expenses do not vary greatly as a percentage of total revenue but the percentage tends to decrease slightly as revenue increases because of the fixed components of these expenses. The Company's most recent addition, Behavioral Health Online, Inc., is a provider of behavioral health information and education through its web site. Revenues from the web site are expected to be derived from behavioral health professionals for educational units required by professional standards, sponserships and advertising for behavioral health suppliers and the sale of books, tapes and other behavioral health related items to behavioral health professionals and other consumers.

     The healthcare industry is subject to extensive federal, state and local regulation governing, among other things, licensure and certification, conduct of operations, audit and retroactive adjustment of prior government billings and reimbursement. In addition, there are ongoing debates and initiatives regarding the restructuring of the health care system in its entirety. The extent of any regulatory changes and their impact on the Company's business is unknown. Managed care has had a profound impact on the Company's operations, in the form of shorter lengths of stay, extensive certification of benefits requirements and reduced payment for services.


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
Results of Operations

Years Ended June 30, 1999 and 1998

     The Company experienced an increase in profitability from its continuing operations. Earnings before taxes, interest, depreciation and amortization for currently operating facilities increased by $1,351,169 for the year ended June 30, 1999 to $845,747 from a loss for the year ended June 30, 1998 of $505,422. These amounts exclude income and loss for both years for the California, Rhode Island, and Virginia operations. Although net revenue for the operating facilities decreased by 2%, approximately $337,000, for the year ended June 30, 1999, many changes toward more efficient operations resulted in non-proportional decreases in many operating expenses. Total consultant fees related to patient care decreased 16% to $2,273,601 for the year ended June 30, 1999 from $2,721,960 for the year ended June 30, 1998. While patient care related payroll expense increased only 2% to $5,507,138 for the year ended June 30, 1999 from $5,417,628 for the year ended June 30, 1998. This is a combined 4% reduction in the cost of salaries related to patient care as a result of the more efficient use of salaried employees time and the reduction in the use of non-employee therapists for patient care. More efficient ordering has resulted in a decrease of 62% in the cost of hospital supplies excluding food, laboratory fees and pharmacy, which also decreased. A change in laboratory service provider and more efficient management of requests for lab tests resulted in a 37%, approximately $76,000, decrease in laboratory fees expense for the fiscal year ended June 30, 1999. A change in pharmacy and a shift in some pharmacy billing from our facilities to the vendor resulted in a 7%, approximately $14,000, decrease in pharmacy costs for the operating facilities. Savings were also evident in administrative expenses for the operating facilities. More efficient ordering also resulted in a decrease of 10.8%, approximately $25,000, in the cost of general office supplies and expense. Consolidating marketing efforts contributed toward a 24%, approximately $74,000, decrease in marketing, promotion, and travel expenses. More efficient staffing in administrative positions resulted in a decrease of 17%, approximately $458,000, in administrative payroll, while the cost of administrative consultants also decreased 26% or approximately $63,000. Bad debt expenses also decreased 27%, approximately $775,000, due to the considerable charge to bad debt expense in the previous year and the current decline in accounts receivable. Because most of the changes outlined above were in place for all of the year ended June 30, 1999, the Company does not expect to experience the same decreases in expenses in future years but intends to work at maintaining the current level of expenses. The Company will, however, continue to evaluate operations looking for less expensive alternatives to provide the same quality service.

     The Company reduced its total loss by $5,090,703 for the fiscal year ended June 30, 1999 compared to June 30, 1998. The Company also continued to divest itself of facilities operating at a loss. The remaining Pioneer Counseling of Virginia clinic was closed in January 1999 resulting in approximately $300,000 in expenses to write-down intangible assets. The total loss recorded for Pioneer Counseling of Virginia, including this expense was approximately $810,000. The final cost of the release from two of the Michigan outpatient clinic leases is also reflected in the current fiscal year. The Company also experienced a loss of approximately $160,000 through its start up operations for Behavioralhealthonline.com. None of the start-up costs of the web site have been capitalized. Except for the purchase of equipment, all costs have been expensed



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
as incurred. The web site produces minimal revenues during the development stages when operating costs are high. To date, no revenues have been recorded for the web site. The web site is expected to be fully operational in the third quarter of the fiscal year 2000.

     In the fiscal year ended June 30, 1998 the Company experienced a loss from the discontinued operations of Franvale Nursing and Rehabilitation Center of approximately $2,200,000.

     The environment the Company operates in today makes collection of receivables, particularly older receivables, more difficult than in previous years. Accordingly, the Company has increased staff, standardized some procedures for collecting receivables and instituted a more aggressive collection policy, which has resulted in an overall decrease in its accounts receivable. In response to today's healthcare environment, the Company's collection policy calls for earlier contact with insurance carriers with regard to payment, use of fax and registered mail to follow-up or resubmit claims and earlier employment of collection agencies to assist in the collection process. Our collectors also seek assistance through every legal means, including the State insurance commissioner's office, when appropriate, to collect claims. This early concentration on claim collection allows facility staff to become aware of minor billing errors early and correct them before the claim can be denied for timely and accurate submission. Any valid claims denied due to billing errors on the part of the Company which require write-off are charged to bad debt expense in the period the account is written off. Any invalid claims result in a charge against revenue not reserves. An amount is recorded as a contractual adjustment only if an agreement with the insurance carrier is on file before the patient is admitted. Although the Company's receivables have decreased, the Company continues to reserve for bad debts based on managed care denials and past difficulty in collections. Changing conditions in healthcare required the Company to reevaluate its methods for determining collectability. The growth of managed care has negatively impacted reimbursement for behavioral health services with a higher rate of denials requiring higher reserves. The collection difficulties experienced are due to the denial of claims, that had been previously approved. Managed care companies frequently deny claims although authorization for treatment is on file. The Company has limited success in challenging these denials. Accordingly, the Company has adopted a more aggressive reserve policy to reserve amounts sooner to address these changing conditions in the healthcare environment. During the year ended June 30, 1998 the Company increased its bad debt reserve by approximately $300,000 to write down the receivables of the closed Rhode Island facility, Good Hope Center, and during the year ended June 30, 1999 the Company increased its bad debt reserve by approximately $33,000 to write down the receivables of the closed Virginia facility, Pioneer Counseling of Virginia, Inc.

     Total patient care revenue from all facilities, decreased 10% to $19,139,496 for the year ended June 30, 1999 from $21,246,189 for the year ended June 30, 1998. This decline in revenue is due primarily to the decline in census and closure of Good Hope Center in Rhode Island. Net inpatient care revenue from psychiatric services decreased 12% to $11,955,143 for the fiscal year ended June 30, 1999 compared to $13,640,801 for the year ended June 30, 1998 and net outpatient care revenue decreased 7% to $5,574,835 for the year ended June 30, 1999 from $6,008,552 for the year ended June 30, 1998. Revenues from Practice Management and Pioneer Development and Support Services ("PDSS") increased 3% to $1,519,518 for the year ended June 30, 1999 from $1,476,836 for the year ended June 30, 1998. All revenues reported above and in the accompanying statement of operations are shown net of estimated contractual adjustments and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated appropriate adjustments are made in the period the payment is received in accordance with the AICPA Audit and Accounting Guide for Health Care Organizations.

     Total patient care expenses for all facilities decreased 12% to $9,384,070 for the year ended June 30, 1999 from $10,706,639 for the year ended June 30, 1998. This decrease in patient care expenses is largely a result of the closure


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
of Good Hope Center and the Virginia clinics. The Company expects these expenses to decline in fiscal 2000 as compared to fiscal 1999. Total administrative expenses for all facilities decreased 17% to $7,865,013 for the year ended June 30, 1999 from $9,488,631 for the year ended June 30, 1998. This decrease in administrative expense is due largely to the one-time charges recorded in the fiscal year ended June 30, 1998. Expenses for the closure of Good Hope Center and the Blacksburg Clinic were among these one-time charges.

     There was significant increase in other assets in the year ended June 30, 1999. Other assets consist of deposits and other deferred expenses. This increase is primarily due to the deferred expenses of Quality Care Centers recorded during the year. These deferred expenses are legal expenses and other closure expenses relating to the move of records from the facility and production of facility records for various litigations as listed under ITEM 3 LEGAL PROCEEDINGS in this report. The deferred expenses will be offset against an expected gain to be realized upon the final resolution of the closing of Quality Care Centers.

Year 2000 Compliance

     The Company was unable to reach an agreement with its Information Systems Vendor to upgrade its current accounts receivable software to accommodate a four-digit year. The Company has identified alternative software solutions, which are year 2000 compliant. The software installation is anticipated to be operational by the deadline; however, as a precaution, the Company has contacted each of its facilities' fiscal intermediaries and has been granted an extension of time beyond the HCFA deadline for year 2000 compliance. In the event that installation of the software is delayed, each facility is making plans to complete the billing process by adding the four-digit year manually for those bills that are not currently processed through a third party electronic biller. Although this is a time consuming and costly alternative, it will allow the Company to continue processing bills. The Company has already upgraded the network software at the corporate offices and most of its facilities and is currently upgrading hardware to accommodate all required software upgrades.

     The Company is currently in the process of contacting each third party payor of accounts receivable, financial institution, major supplier of essential products and utility to request the status of their year 2000 compliance. The company has received responses from approximately 60% of all vendors contacted. All operation critical equipment, telephones, elevators, etc., has been tested and found to be compliant. There are a few suppliers of goods and services critical to operations that have not yet responded. The Company is in the process of identifying alternate sources for these goods and services.

     To date the Company has expended approximately $60,000 on items relating to the year 2000 issues and anticipates approximately $165,000 in additional expenses relating to the upgrade of Company's computer systems.

Liquidity and Capital Resources

     For the two fiscal years ended June 30, 1999, the Company met its cash flow needs through accounts receivable financing and by issuing debt and equity securities as follows:

                                      (29)

DATE   TRANSACTION TYPE       NUMBER OF    PROCEEDS    MATURITY    TERMS           STATUS
                               SHARES                    DATE

9/97   Common Stock            172,414      $500,000   N/A         Issued with     Common Stock
                                                                   warrants at a    Sold
                                                                   3.3% discount
9/97   Warrant issued as        86,207            --   09/30/2002  exercise price  outstanding
       part of the units                                           $2.90
       in the Private
       Placement of Common
       Stock
9/97   Warrant issued in       150,000            --   05/31/2002   exercise price  outstanding
       exchange for cash and                                        $2.50
       financial advisory
       services
12/97  Mortgage advance             --      $500,000   10/31/2001   Prime Plus 5%   outstanding
3/98   Warrant issued as         3,000            --   03/10/2003   exercise price  outstanding
       a penalty for late                                           $2.90
       registration of Private
       Placement Common Stock
3/98   Note Payable                 --      $350,000   05/10/99     Prime Plus      outstanding
                                                       as extended  3.5%
3/98   Warrants issued as       52,500            --   03/10/2003   exercise price  outstanding
       additional interest on                                       $2.38
       3/98 debt
                                       (7)

3/98   Common Stock issued     227,347      $534,265   N/A          N/A             N/A
       to the former owners
       of BSC-NY, Inc. for
       the earn out agreement
       in lieu of cash
3/98   Convertible Preferred       950      $950,000   03/18/2000    6% Interest     outstanding
       Stock                                                         per Yr.
                                                                     convertible at
                                                                     80% of 5 day
                                                                     average bid
                                                                     price
3/98   Warrants issued in        49,990           --   03/18/2001    exercise price outstanding
       connection with the                                           $2.31
       Private Placement of
       Convertible Preferred
       Stock on 3/98
5/98   Note Payable -                --      $50,000   on demand     12% annual     outstanding
       Related Party                                                 interest rate
6/98   Note Payable -                --      $50,000   on demand     12% annual     outstanding
       Related Party                                                 interest rate





                                      (30)

7/98   Warrants issued as        52,500           --   07/10/2003    exercise price outstanding
       additional interest on                                        $1.81
       extension of 3/98 debt
7/98   Warrants issued as        20,000           --   07/10/2003    exercise price outstanding
       additional interest on                                        $1.81
       extension of 3/98 debt
8/98   Warrants issued for       50,000           --   08/15/2001    exercise price outstanding
       services                                                      $1.75
8/98   Note Payable -                --     $100,000   on demand     12% annual     outstanding
       Related Party                                                 interest rate
12/98  Shares issued for        304,097           --          --     --             outstanding
       price guaratee
12/98  Convertible Debentures        --     $500,000   12/02/2004    12% annual     outstanding
                                                                     interest
                                                                     convertible
                                                                     at $2.00 in
                                                                     $1,000 increments
12/98  Warrants issued in       165,000           --   06/2004       issued from    outstanding
       Private Placement                                             Dec thru June;
                                                                     exercisable at
                                                                     $1.00 to $2.00
01/99  Warrants for services     94,000           --   05/2004       issued from    outstanding
                                                                     Jan thru June;
                                                                     exercisable at
                                                                     $1.00 to $1.45

     A significant factor in the liquidity and cash flow of the Company is the timely collection of its accounts receivable. Accounts receivable from patient care, net of allowance for doubtful accounts, decreased 14.6% to $6,938,227 during the year ended June 30, 1999 from $8,126,972 at June 30, 1998. This decrease in accounts receivable is largely the result of the write-down of the accounts receivable for closed facilities, increased staff, standardization of some procedures for collecting receivables and a more aggressive collection policy. The increased staff has allowed the company to concentrate on current accounts receivable and resolve any problem issues before they become uncollectable. The Company's collection policy calls for earlier contact with insurance carriers with regard to payment, use of fax and registered mail to follow-up or resubmit claims and earlier employment of collection agencies to assist in the collection process. Our collectors will also seek assistance through every legal means, including the State insurance commissioner's office, when appropriate, to collect claims. At the same time, the Company continues to increase reserves for bad debt based on potential insurance denials and past difficulty in collections. In February 1998 the Company entered into an accounts receivable funding revolving credit agreement with Healthcare Financial Partners-Funding II, L.P. ("HCFP"), on behalf of five of its subsidiaries, which provides for funding of up to $4,000,000 based on outstanding receivables. The outstanding balance on this receivables financing on June 30, 1999 was approximately $1,669,830.

     The Company believes that it has sufficient financing available to sustain existing operations for the foreseeable future. The Company also intends to renew the expansion of its existing operations through new product lines and expansion of contracts. The Company will also expand through its web site operations offering the behavioral health professional goods and services unique


                                      (31)
and specific to their needs for a fee.

     The liquidation of the assets and liabilities of Franvale may result in a non-cash financial statement gain of approximately $2,000,000. In the quarter ended December 31, 1998 the company was relieved of the HUD mortgage of approximately $6,741,000 and surrendered the underlying assets amounting to approximately $4,329,000. The recognition of the gain has been deferred until final resolution of all contingent liabilities.



                                      (32)

ITEM 7.           FINANCIAL STATEMENTS.
                                                                 AT PAGE
Index..............................................................F-1
Independent auditor'report.........................................F-2
Consolidated balance sheets........................................F-3
Consolidated statements of operation...............................F-4
Consolidated statements of changes in stockholders'equity..........F-5
Consolidated statements of cash flows..............................F-6, F-7
Consolidated notes to financial statements.........................F-8


                                                                           F-1



                                      (33)

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
PHC, Inc.
Peabody, Massachusetts


     We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PHC, Inc. and subsidiaries at June 30, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The consolidated financial statements referred to above as of June 30, 1998 and for the year then ended have been restated (See Note P).




                                                                BDO Seidman, LLP
Boston, Massachusetts
September 10, 1999
                                                                              F2

                                      (34)

PHC, INC.  AND SUBSIDIARIES

Consolidated Balance Sheets
                                                            June 30,
                                                      1999               1998
                                                                   (as restated)
                                                      ____          ___________
ASSETS (Notes C and D)
 Current assets:
 Cash and cash equivalents (Note A)               $  381,170        $  227,077
    Accounts receivable, net of allowance for
     doubtful accounts of $3,647,848 at June 30,
     1999 and $3,488,029 at June 30, 1998
     (Notes A, L and M)                            6,343,227         7,441,972
Prepaid expenses                                     101,865           156,695
Other receivables and advances                       334,155           127,064
Deferred income tax asset (Note F)                   459,280           515,300
Other receivables, related party                      53,517            64,065
                                                  ___________       ___________
  Total current assets                             7,673,214         8,532,173

Accounts receivable, noncurrent                      595,000           685,000
Other receivables, noncurrent, related party,
  net of allowance for doubtful accounts of
  $782,000 in 1999 and $382,000 in 1998(Note K)    2,908,113         2,941,402
Other receivables                                    109,165           426,195
Property and equipment, net (Notes A, B and D)     1,483,319         2,128,273
Deferred income tax asset (Note F)                   154,700           154,700
Deferred financing costs, net of amortization
  of $64,041 and $18,065 at June 30, 1999 and
  1998, respectively                                  45,067            53,608
Goodwill, net of accumulated amortization of
  $116,900 and $307,707 at June 30, 1999 and 1998,
  respectively (Note A)                            1,761,075         2,011,613
Deferred costs related to discontinued
  operations (Note I)                                219,443                --
Other assets (Note A)                                 78,338            19,386
                                                 ___________       ___________
      Total assets                               $15,027,434       $16,952,350
                                                 ___________       ___________

LIABILITIES
Current liabilities:
Accounts payable                               $   1,832,750       $ 2,346,213
Notes payable - related parties (Note E)             200,000           159,496
Current maturities of long-term debt (Note C)      1,286,318         1,107,167
Revolving credit note (Note C)                     1,669,830         1,683,458
Current portion of obligations under capital
 leases (Note D)                                      60,815            67,492
Accrued payroll, payroll taxes and benefits          333,955           729,194
Accrued expenses and other liabilities             1,459,290         1,004,763
Net Current Liabilities
  of Discontiuned Operations (Note A and I)        2,641,537         2,641,537
                                                 ___________       ___________
Total current liabilities                          9,484,495         9,739,320

Long-term debt, less current maturities (Note C)   1,730,230         2,850,089
Obligations under capital leases (Note D)             51,657            93,747
Convertible debentures (Note C)                      500,000                --
                                                 ___________       ___________
Total noncurrent liabilities                       2,281,887         2,943,836
                                                 ___________       ___________
Total liabilities                                 11,766,382        12,683,156
                                                 ___________       ___________
Commitments and contingent liabilities
  (Notes A, D, G, H, J, and K)

STOCKHOLDERS' EQUITY (Notes H, J and K)
Convertible Preferred stock, $.01 par value;
  1,000,000 shares authorized, 813 and 950
  shares issued and outstanding June 30, 1999
  and 1998 respectively                                    8                10
Class A common stock, $.01 par value; 20,000,000
  shares authorized, 5,612,930 and 4,935,267
  shares issued June 30,1999 and 1998, respectively   56,129            49,353
Class B common stock, $.01 par value; 2,000,000
  shares authorized, 727,210 and 727,328
  issued and outstanding  June 30, 1999 and 1998,
  respectively, convertible into one share of
  Class A common stock                                 7,272             7,273
Additional paid-in capital                        15,967,176        15,485,895
Treasury stock, 2,776 common shares at cost June
  30, 1999 and 1998                                  (12,122)          (12,122)
Accumulated deficit                              (12,757,411)      (11,261,215)
                                                  ___________       ____________
Total stockholders' equity                         3,261,052         4,269,194
                                                  ___________       ___________
     Total liabilities and stockholders' equity  $15,027,434       $16,952,350
                                                 ___________       ___________
See notes to financial statements

                                      (35)

PHC, INC.  AND SUBSIDIARIES

Consolidated Statements of Operations
                                                  For the Year Ended June 30,
                                                  1999                 1998
                                                                 (as restated)
Revenues:
     Patient care, net (Note A)             $ 17,529,978          $ 19,649,353
     Management fees (Note K)                    666,881               833,750
     Other                                       942,637               763,086

         Total revenues                       19,139,496            21,246,189

Operating expenses:
    Patient care expenses                      9,384,070            10,706,639
     Cost of management contracts                259,012               467,065
     Provision for doubtful accounts           2,183,139             3,684,452
     Administrative expenses                   7,865,013             9,488,631

         Total operating expenses             19,691,234            24,346,787
                                             ___________          _____________
 Loss from operations                           (551,738)            (3,100,598)

Other income (expense):
     Interest income                            451,271                391,353
     Interest expense                        (1,258,314)            (1,289,642)
     Other income, net                           64,129                 58,583
                                            ___________           _____________
          Total other expense, net            (742,914)               (839,706)

Loss before income taxes                    (1,294,652)             (3,940,304)
Income taxes (Note F)                           59,434                 219,239

Loss from continuing operations             (1,354,086)             (4,159,543)

Loss from discontinued operations
 (Notes A and I)                                    --              (2,220,296)

             Net loss                       (1,354,086)             (6,379,839)

Dividends (Note J)                            (142,110)               (207,060)

Loss applicable to common shareholders   $  (1,496,196)           $ (6,586,899)

Basic and diluted loss per common share
 (Note A):
    Continuing operations                $        (.25)           $       (.84)
    Discontinued operations                         --                    (.42)
      Total                              $        (.25)           $      (1.26)
Basic and diluted weighted average
  number of shares outstanding                6,008,263              5,237,168

See notes to financial statements.
                                                                             F-4


                                      (36)

PHC, INC.  AND SUBSIDIARIES


Consolidated Statements of Changes In Stockholders' Equity (See Notes A, C, H, J, K and N)

                                Class        A       Class     B        Class     C
                                Common       Stock   Common    Stock    Common    Stock    Preferred   Stock
                                Shares       Amount  Shares    Amount   Shares    Amount    Shares     Amount

Balance - June 30, 1997         2,877,836  $28,778   730,360  $ 7,304   199,816  $ 1,998     500       $  5
Conversion of debt              1,331,696   13,317
Conversion of preferred stock
  series A                        246,305    2,463                                          (500)        (5)
Issuance of shares with
  acquisition                      41,024      410
Issuance private placement
   shares                         172,414    1,724
Conversion of shares                3,032       31    (3,032)     (31)
Cancel class C common stock                                            (199,816)  (1,998)
Issue warrants for services
Issuance of shares with
   consulting agreement            20,870      209
Issuance of shares with
   earn out agreement             227,347    2,274
Issuance of employee stock purchase
   plan shares                     14,743      147
Issuance of preferred stock Series B                                                         950         10
Adjustment related to beneficial
   conversion feature of convertible
   preferred stock
Warrant issued with debt
Treasury stock issued to employees
Dividends on preferred stock
Costs related to private placements
Net Loss - year ended June 30, 1998    --       --        --       --        --       --      --         --
                                   _______   _______   _______  _______  ______  ________   ______     ______
Balance -June 30, 1998
       (as restated)             4,935,267  $49,353   727,328   $7,273         0       $0     950        $10

Costs related to private placement
Conversion of preferred stock     248,129    2,481                                          (190)        (3)
Price guarantee shares            304,097    3,041
Issue warrants for services
Issuance of shares with consulting
     agreement                     56,470      564
Issuance of shares with earn out
     agreement                     53,374      534
Issuance of employee stock
     purchase plan shares          15,475      155
Issue warrants for financing
Conversion from class B to class A    118        1      (118)      (1)
Dividends on preferred stock                                                                  53          l

Net Loss - year ended June 30, 1999    --       --        --       --        --       --      --         --
                                   _______   _______   _______  _______  ______  ________   ______     ______

Balance - June 30, 1999         5,612,930  $56,129   727,210   $7,272         0      $ 0     813        $ 8

See notes to financial statements.

                                      (37)

PHC, INC.  AND SUBSIDIARIES (con't)

Consolidated Statements of Changes In Stockholders' Equity (See Notes A, C, H, J, K and N)
                      Additional
                      Paid-in
                      Capital,
                      Common      Treasury   Shares   Accumulated
                      Stock        Shares    Amount     Deficit       Total
                    _____________  ________  ______   ____________    _____

Balance - June 30,
   1997                $10,398,630  8,656  $(37,818)  $(4,674,316)   $5,724,581
Conversion of debt       2,696,789                                    2,710,106
Conversion of preferred
  stock series A           (2,458)                                            0
Issuance of shares with
  acquisition              79,605                                        80,015
Issuance private placement
  shares                  498,276                                       500,000
Conversion of shares                                                         -0-
Cancel class C common
  stock                     1,998                                            -0-
Issue warrants for
  services                184,523                                       184,523
Issuance of shares with
  consulting agreement     36,249                                        36,458
Issuance of shares with
  earn out agreement      531,991                                       534,265
Issuance of employee
  stock purchase plan
  shares                   35,750                                        35,897
Issuance of preferred
  stock series B          949,990                                       950,000
Adjustment related to
  beneficial conversion
  feature of convertible
  preferred stock         190,000                        (190,000)           -0-
Warrant issued with debt   48,809                                        48,809
Treasury stock issued to
  employees                        (5,880)   25,696                      25,696
Dividends on preferred stock                              (17,060)      (17,060)
Costs related to private
  placements             (164,257)                                     (164,257)
Net loss-year ended June
  30, 1998                     --      --        --    (6,379,839)   (6,379,839)
                      _____________  ________  ______   ____________  _________
Balance - June 30,
  1998 (as restated)  $15,485,895   2,776  $(12,122) $(11,261,215)  $ 4,269,194

Costs related to private
  placement               (56,565)                                      (56,565)
Conversion of preferred
  stock                    91,959                         (92,569)        1,868
Price guarantee shares    117,076                                       120,117
Issue warrants for
  services                108,354                                       108,354
Issuance of shares with
  consulting agreement     38,436                                        39,000
Issuance of shares with
  earn out agreement       59,513                                        60,047
Issuance of employee
  stock purchase plan
  shares                   18,261                                        18,415
Issue warrants for
  financing                51,248                                        51,248
Conversion from class B
  to class A
Dividends on preferred
  stock                    52,999                         (49,541)        3,460
Net Loss-year ended June
  30, 1999                     --      --        --    (1,354,086)   (1,354,086)
                      _____________ ________  ________ ____________  __________
Balance-June 30, 1999 $15,967,176   2,776  ($12,122) $(12,757,411)   $3,261,052


See notes to financial statements
                                                                             F-5

                                      (39)

PHC, INC.  AND SUBSIDIARIES

Consolidated Statements of Cash Flows

                                                 For the Year Ended June 30,
                                                    1999             1998
                                                                 (as restated)
                                                _____________________________
Cash flows from operating activities:
  Net loss                                      $(1,354,086)      $(6,379,839)
  Adjustments to reconcile net loss to
    net cash provided by (used in)
    operating activities:
  Depreciation and amortization                     325,764           674,162
  Compensatory stock options and
    stock and warrants issued
    for obligations                                 279,719           269,790
  Changes in:
     Accounts receivable                          1,188,745         1,544,791
     Prepaid expenses and other
       current assets                              (141,713)          257,173
     Other assets                                   693,275          (257,941)
     Accounts payable                              (513,463)         (182,913)
     Accrued expenses and other liabilities          59,288           758,072
     Net liabilities of discontinued operations          --         1,161,903
                                                ____________      _____________
       Net cash provided by (used in)
        operating activities                        537,529        (2,154,802)
                                               ____________      _____________
Cash flows from investing activities:
     Acquisition of property and equipment
       and intangibles                             (115,254)         (212,492)
     Loan receivable                                     --           152,749
                                               ____________      _____________
        Net cash (used in) investing
        activities                                 (115,254)          (59,743)
                                                ____________      _____________
Cash flows from financing activities:
     Revolving debt, net                             13,628           (106,513)
     Proceeds from borrowings                       485,829            950,000
     Payments on debt                            (1,274,969)          (557,883)
     Deferred financing costs                            --              6,967
     Preferred stock dividends                       (7,681)           (17,060)
     Issuance of capital stock                       15,011          1,321,640
     Convertible debt                               500,000                 --
                                                ____________      _____________
       Net cash provided by (used in)
         financing activities                      (268,182)         1,597,151
                                                ____________      _____________
Net increase (decrease) in cash and
   cash equivalents                                 154,093           (617,394)
Beginning balance of cash and cash equivalents      227,077            844,471
                                               ____________      _____________
Ending balance of cash and cash equivalents      $  381,170        $   227,077
                                               ____________       _____________
Supplemental cash flow information:
     Cash paid during the period for:
     Interest                                    $1,227,628         $1,567,763
     Income taxes                                $  189,027         $  130,290


See notes to financial statements
                                                                             F-6

                                      (40)

  Supplemental disclosures of noncash investing and financing activities:
Stock issued for acquisitions and earn-out agreement       $ 60,047    $614,280
Capital leases                                               25,010      83,082
Conversion of preferred stock                               190,000     500,000
Beneficial conversion feature of preferred stock                --      190,000
 Warrant Valuations                                         159,602     233,332
Conversion of Debt to Common Stock                              --    2,710,106
Issuance of Preferred Stock in lieu of cash for
   Dividends due                                             53,000          --
Issuance of Common Stock in lieu of Preferred Stock
  Dividends                                                  81,429          --


See notes to financial statements                                           F-7




                                      (41)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation:

PHC, Inc. ("PHC" or the "Company") operates substance abuse treatment centers in several locations in the United States, a psychiatric hospital in Michigan and psychiatric outpatient facilities in Nevada, Kansas and Michigan. PHC also manages a psychiatric practice in New York, operates an outpatient facility through a physicians practice, and operates behavioral health centers and maintains a behavioral health web site. PHC of Utah, Inc. ("PHU") and PHC of Virginia, Inc. ("PHV") provide treatment of addictive disorders and chemical dependency. PHC of Michigan, Inc. ("PHM") provides inpatient and outpatient psychiatric care. PHC of Nevada, Inc. ("PHN") and PHC of Kansas, Inc. ("PHK") provide psychiatric treatment on an outpatient basis. North Point-Pioneer, Inc. ("NPP") operates four outpatient behavioral health centers under the name of Pioneer Counseling Centers. Behavioral Stress Centers, Inc. ("BSC") provides management and administrative services to psychotherapy and psychological practices (see Note K). Behavioral Health Online, Inc. ("BHO") provides behavioral health information and education through its web site. Quality Care Centers of Massachusetts, Inc. ("Quality Care") operated a long-term care facility known as the Franvale Nursing and Rehabilitation Center (see Note I). The consolidated financial statements include PHC and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Until January 1999, the Company operated Pioneer Counseling of Virginia, Inc. ("PCV"), an 80% owned subsidiary which provided outpatient services through a physicians practice. Until May 31, 1998, the Company operated Good Hope Center, a substance abuse treatment facility in West Greenwich, Rhode Island ("Good Hope"). Until June 1, 1998 the Company also operated a subacute long-term care facility, Franvale Nursing and Rehabilitation Center ("Franvale"), in Braintree Massachusetts. On June 1, 1998 Franvale was placed into state receivership. On October 5, 1998 Franvale filed for protection under the Chapter 7 Bankruptcy code. All financial information for Franvale is reported in the accompanying financial statements as discontinued operations. The liquidation of the assets and liabilities of Franvale may result in a non-cash financial statement gain of approximately $2,000,000. In the quarter ended December 31, 1998 the company was relieved of the HUD mortgage of approximately $6,741,000 and surrendered the underlying assets amounting to approximately $4,329,000. The recognition of the gain has been deferred until final resolution of all contingent liabilities.

During the year ended June 30, 1999, the Company recorded an increase in its accounts receivable reserve in line with its more aggressive reserve policy established last year and reserved for the remaining accounts receivable balance for the closed Rhode Island facility and the closed Pioneer Counseling of Virginia facilities.

Revenues and accounts receivable: Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the year of settlement. The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

                                      (42)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues and accounts receivable (continued)

Medicaid reimbursements are currently based on established rates depending on the level of care provided and are adjusted prospectively. Medicare reimbursements are currently based on provisional rates that are adjusted retroactively based on annual cost reports filed by the Company with Medicare. The Company's cost reports to Medicare are routinely audited on an annual basis. The Company periodically reviews its provisional billing rates and provides for estimated Medicare adjustments. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits.

The Company has $585,714 of receivables from Medicaid and Medicare at June 30, 1999, which constitute a concentration of credit risk should Medicaid and Medicare defer or be unable to make reimbursement payments as due. Long-term
assets       include        accounts        receivable-non-current,        other
receivables-non-current-related party and other receivables. Accounts receivable-non-current consists of amounts due from former patients for service. This amount represents amounts collectable under supplemental payment agreements, arranged by the Company's collection agencies, entered into because of the patients' inability to pay under normal payment terms. All of these receivables have been extended beyond their original due date. Accounts of former patients that do not comply with these supplemental payment agreements are written off. Other receivables-non-current-related party is the amount due from a related professional corporation net of the related allowance for doubtful accounts. This amount consists of the balance due of funds advanced to the professional corporation for acquisition costs, management fees, working capital and interest on the advanced funds (see discussion regarding BSC-NY, Inc. in Note K). Other receivables consists of amounts due to the Company from a third party in a licensure agreement and amounts due from employees for advances.

Charity care amounted to approximately $242,000 and $504,000 for the years ended June 30, 1999 and 1998, respectively. Patient care revenue is stated net of charity care in the accompanying statements of operations.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated and straight-line methods. The estimated useful lives are as follows:

                                                          Estimated
                          Assets                         Useful Life
                        ________                       _________________

                        Buildings                         39 years
                        Furniture and equipment            3 through 10 years
                        Motor vehicles                    5 years
                        Leasehold improvements            Term of lease

Other assets:

Other assets are primarily deposits and deferred expenses.

Goodwill, net of accumulated amortization:

The excess of the purchase price over the fair market value of net assets acquired is being amortized on a straightline basis over twenty years.

                                      (43)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE A-THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic and diluted loss per share:

The loss per share is computed by dividing the loss applicable to common shareholders, net of dividends charged directly to retained earnings, by the weighted average number of shares of common stock outstanding for each fiscal year. No common stock equivalents have been included in the calculation of diluted loss per share because their effect would be anti-dilutive.

In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings per share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive affects of options, warrants and convertible securities. Dilutive earnings per share is similar to the previously reported fully diluted earnings per share. Diluted loss per share does not include warrants, options, convertible securities or contingently issuable shares that would have an anti-dilutive effect.

Estimates and assumptions:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents:
Cash equivalents are short-term highly liquid investments with maturities of less than three months, when purchased.

Fair value of financial instruments:
The carrying amounts of cash, trade receivables, other current assets, accounts payable, notes payable and accrued expenses approximate fair value.

Impairment of long-lived assets:

During the year ended June 30, 1999 the Company wrote off the carrying value of goodwill for Pioneer Counseling of Virginia, Inc., approximately $305,000, and wrote down the remaining balance of accounts receivable for the facility of approximately $43,000. During the year ended June 30, 1998 the Company wrote off the carrying value of goodwill for PHC of Rhode Island, Inc., approximately $ 23,000, and wrote off equipment and the land and building assets related to the capital lease from that facility aggregating approximately $1,240,000 in total assets and the related liability of approximately $1,300,000. Also in 1998 the Company wrote down the remaining balance of accounts receivable from a closed California facility, approximately $92,000, and the equipment, goodwill and additional closing costs recorded for the Blacksburg facility, approximately $136,000, which was closed in fiscal year 1999 to consolidate operations in Salem, Virginia. All of the above write-downs were considered necessary due to the closing of facilities. The assets had no ongoing value or were written-down to their net realizable value. Write-downs in the carrying value of goodwill and property and equipment are charged to depreciation and amortization expense, which is included in administrative expenses in the Company's statements of operations. Write-downs in accounts receivable were charged to the provision for doubtful accounts in the accompanying statements of operations.
                                                                            F-10


                                      (44)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE A-THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In accordance with FASB statement no. 121, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. The amount of the impairment losses recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Stock-based compensation:

The Company accounts for its employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company adopted the disclosure only alternative, which requires disclosure of the pro forma effects on loss and loss per share as if SFAS No. 123 had been adopted, as well as certain other information.

All of the Company's employees are employed under leasing arrangements. The Company believes that its leased employees meet the common law definition of employee and therefore qualify as employees for purposes of applying SFAS 123.

Recent Accounting Pronouncements:

In June 1998 and July 1999, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 and 137. ("SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities," and ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 and SFAS No. 137 require companies to recognize all derivative contracts at their fair value as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. These statements are effective for all quarters beginning after July 15, 1999.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect the adoption of the new standard to affect its financial statements.

In April 1998 Statement of Position 98-5, Reporting on the Costs of Start-up Activities was issued which required such costs, including organization costs, to be expensed as incurred and is effective for fiscal years beginning after December 15, 1998. The Company does not expect that this Statement of Position will have a material impact on the Company's statement of operations or financial position.

                                      (45)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

 NOTE B - PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:


                                                           June 30,
                                                     1999            1998
                                                    ______        __________
          Land                                   $   69,259       $  119,859
          Buildings                               1,136,963        1,676,963
          Furniture and equipment                   868,722          839,972
          Motor vehicles                             41,444           41,444
          Leasehold improvements                    358,207          354,687
                                                  __________      ___________
                                                  2,474,595        3,032,925

          Less accumulated depreciation
             and amortization                       991,276          904,652
                                                 __________      ___________
                                                 $1,483,319       $2,128,273
                                                 __________      ___________

NOTE C  NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt is summarized as follows:
                                                          June 30,
                                                     1999            1998
                                                    ______        __________
Note payable with interest at 9% requiring
  monthly payments of $1,150 through May 2001       $23,509         $34,636
9% mortgage note due in monthly installments
  of $4,850, including  interest through July
  1, 2012 when the remaining principal balance
  is payable                                        462,814         478,582
Note payable due in monthly installments of
  $21,506  including  interest at 10.5% through
  November 1, 1999 when the remaining principal
  balance is payable, collateralized by all
  assets of PHN and certain receivables.
  Interest only payments were made from May 1998
  through October 1998 per subsequent agreement.    261,802         374,190
Note payable due in monthly installments of
  $26,131 including interest at 11.5% through
  June 2000 when the remaining principal balance
  is payable, collateralized by all assets of NPP.
  Interest only payments were made from May 1998
 through October 1998 per subsequent agreement.     471,297         598,848
Note payable due in monthly installments of
  $5,558 including interest at 9.25% through
  May 2012 when the remaining principal balance
  is payable, collateralized by real estate.              0         521,000
Term mortgage note payable with interst only
  payments through March 1998 principal due in
  monthly installments of $9,167 beginning
  April 1998 through February 2001.  A balloon
  payment of approximately $1,300,000 plus
  interst is due March 2001, interest at prime
  plus 5% (12.75% at June 30, 1999) collateralized
  by all assets of PHM.                           1,433,333       1,600,000


                                      (46)

NOTE C  NOTES PAYABLE AND LONG-TERM DEBT (CON'T)

Long-term debt is summarized as follows:
                                                          June 30,
                                                     1999            1998
                                                    ______        __________
Note payable bearing interest at prime plus
  3-1/2% (11.25% at June 30, 1999) with
  the principal due on November 10, 1998 as
  extended and collateralized by MRC's real
  property and BSC's accounts receivable and
  cross-collateralized with the revolving
  credit note referred to below.                    324,730         350,000
Note payable due in monthly installments of
  $2,378 including interest at 12% through
  October 1999.                                       9,278               0
 Note payable due in monthly installments of
  $7,633 including interest at 12% through
  October 1999.                                      29,785               0
                                                  __________      __________
                                                  3,016,548        3,957,256
Less current maturities                           1,286,318        1,107,167
                                                  __________      __________
Noncurrent maturities                           $ 1,730,230      $ 2,850,089
                                                  __________      __________

                                      (47)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE C - LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt are as follows as of June 30, 1999:

                  Year Ending
                   June 30,                         Amount
                  ___________                       _______

                     2000                          $1,286,318
                     2001                           1,303,527
                     2002                              20,634
                     2003                              22,570
                     2004                              24,687
                     Thereafter                      $358,812
                                                     ________
                                                   $3,016,548

The Company has a revolving credit note under which a maximum of $4,000,000 may be outstanding at any time. At June 30, 1999 the outstanding balance was $1,669,830. Advances are made based on a percentage of accounts receivable and principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime plus 2.25% (10% at June 30, 1999). The agreement is automatically renewable for one-year periods unless terminated by either party. Upon expiration, all remaining principal and interest is due. The notes are collateralized by substantially all of the assets of the Company's subsidiaries excluding Franvale and guaranteed by PHC.

On December 7, 1998 the Company issued the principal sum of $500,000 of convertible debentures with interest at 12% per annum that are due on December 2, 2004. Interest is payable quarterly. The debentures and any unpaid interest are convertible into shares of common stock at the rate of $1,000 for 500 shares of common stock, which equates to $2.00 per share of common stock. The traded market price of the Company's common stock at the date of issuance of the convertible debentures was $1.188 per share and accordingly there was no beneficial conversion feature. The holders of the debentures have the right to put all or any portion of the debentures to the Company at the original purchase price plus unpaid interest upon 30 days written notice beginning December 3, 2001. The Company has the right to call the debentures upon the same terms as above. If called, the holders of the debentures then have 20 days from the date of written notice to exercise their conversion privilege as to any debentures not then already converted.

NOTE D - CAPITAL LEASE OBLIGATION

At June 30, 1999, the Company was obligated under various capital leases for equipment providing for monthly payments of approximately $5,000 for fiscal 2000 and terms expiring from July 1999 through July 2003.

The carrying value of assets under capital leases included in property and equipment is as follows:
                                                            June 30,
                                                     1999               1998
                                                     _______________________

        Equipment and improvements                  $528,820         $511,517
        Less accumulated amortization               (259,564)        (225,703)
                                                    __________       __________
                                                    $269,256         $285,814
                                                                            F-13



                                      (48)

PHC, INC. AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE D - CAPITAL LEASE OBLIGATION (CONTINUED)

Future minimum lease payments under the terms of the capital lease agreements are as follows at June 30, 1999:

           Year Ending
             June 30,
          _____________

           2000                                       $  65,327
           2001                                          47,302
           2002                                          11,201
           2003                                           2,821
           Thereafter                                       235
                                                      __________

           Total future minimum lease payments          126,886
           Less amount representing interest             14,414
                                                      __________

           Present value of future minimum
                lease payments                          112,472

           Less current portion                          60,815
                                                     __________

           Long-term obligations under capital lease  $  51,657
                                                     __________

NOTE E - NOTES PAYABLE - RELATED PARTIES

Related party debt is summarized as follows:
                                                           June 30,
                                                     1999            1998
                                                   _______________________
Note payable, President and principal
  stockholder, interest at 8%, due in
  installments through December 1998                $     -0-     $ 39,496
Notes payable, Tot Care, Inc., Company
 owned by the President and principal
  stockholder, interest at 12% and payable
  on demand                                          100,000       100,000
Note payable, President and principal
  stockholder, interest at 12% payable
  on demand                                          100,000            -0-
Notes payable, other related parties, interest
  at 12% and payable on demand                            -0-       20,000
                                                  ____________    _________
Total                                               $200,000      $159,496
                                                  ____________    _________

                                      (49)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE F - INCOME TAXES

The Company has the following deferred tax assets included in the accompanying balance sheets:
                                                           Year Ended
                                                            June 30,
                                                      1999          l998
                                                  ________________________
        Temporary differences attributable to:
          Allowance for doubtful accounts          $1,546,000    $1,315,000
          Facility Closing Costs                      198,000        85,000
          Depreciation                                237,000       225,000
          Other                                        86,000         2,000
        Operating loss carryforward                 1,542,000     1,650,000
                                                    _________     __________
                Total deferred tax asset            3,609,000     3,277,000

        Less:
           Valuation allowance                     (2,995,000)   (2,607,000)
                                                    _________     __________
        Subtotal                                      614,000       670,000
           Current portion                           (459,300)     (515,300)
                                                    _________     __________
              Long-term portion                     $ 154,700     $ 154,700
                                                    _________     __________

The Company had no deferred tax liabilities at June 30, 1999 and 1998.

Income tax expense is as follows:
                                                         Year Ended
                                                            June 30,
                                                      1999          l998
                                                  ________________________

           Current state income taxes                $ 59,434      $219,239
                                                    _________     __________

Reconciliations of the statutory U.S. Federal income taxes based on a rate of 34% to actual income taxes is as follows:
                                                          Year Ended
                                                            June 30,
                                                      1999          l998
                                                  ________________________
           Income tax benefit at statutory
             rate                                  $ (440,200)  $(2,044,400)
           State income taxes, net of federal
             benefit                                   39,000       144,700
           Increase in valuation allowance            388,000     1,780,000
           Increase due to nondeductible items,
             primarily penalties and travel
             and entertainment expenses                37,000       161,231
           Other                                       35,634       177,708
                                                    _________     __________
                                                    $  59,434    $  219,239
                                                    _________     __________

At June 30,1999 the Company had a net operating loss carryforward amounting to approximately $4,500,000 which expires at various dates through 2019.

If the Company has significant sales of stock in future years, the utilization of the net operating loss carryforward in any given year may be limited under provisions of the Internal Revenue Code.

                                      (50)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE F - INCOME TAXES (CONTINUED)

The Company anticipates that it will have sufficient taxable income in future fiscal years to realize its net deferred tax assets existing as of June 30, 1999. The Company has closed two facilities that contributed the most significantly to its past losses, the Franvale Nursing and Rehabilitation Center and the Good Hope Center. The Company has also implemented procedures to improve the operating efficiency of its remaining centers. The Company also anticipates that it will have a substantial gain on the closing of its Franvale facility of over $2,000,000 (see Note I).

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

The Company leases office and treatment facilities and furniture and equipment under operating leases expiring on various dates through January 31, 2004. Rent expense for the years ended June 30, 1999 and 1998 was approximately $784,000 and $882,000, respectively. Rent expense includes certain short term rentals and, in 1998, additional rent expense associated with the closing of Good Hope Center. Minimum future rental payments under noncancelable operating leases, having remaining terms in excess of one year as of June 30, 1999 are as follows:


        Year Ending
          June 30,                 Amount
        ___________                ______

          2000                    $ 606,854
          2001                      562,243
          2002                      552,339
          2003                      504,989
          2004                      562,320
          Thereafter                 14,584
                                  _________
                                $ 2,803,329

 Litigation and contingency:

In connection with the liquidation of Franvale, some vendors allege that there are amounts due for services which are the obligation of PHC, Inc. At June 30, 1999 total claims pending amounted to approximately $67,000.

In September 1998, the Company and Franvale were each served with subpoenas in connection with an on-going investigation of Franvale being conducted by the Attorney General of the Commonwealth of Massachusetts. The focus is the quality of patient care provided by Franvale during the period of early 1997 until the facility was placed into receivership in June 1998. The Company is cooperating fully with the investigation and currently is engaged in producing documents requested in the subpoenas. The Company does not believe that it has violated any laws and does not believe that any monetary payments required in connection with this matter will be material to the financial position or results of operations of the Company.

In addition, the Commonwealth of Massachusetts may institute a claim against PHC, Inc. to recover expenses incurred as a consequence of Franvale's receivership. The Company believes that it has valid defenses to any such claim and, in any event, it believes that there will be adequate assets remaining in Franvale to satisfy any receivership expenses.

                                      (51)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE H - STOCK PLANS

[1]     Stock plans:

     The Company has three stock plans: a stock option plan, an employee stock purchase plan and a nonemployee directors' stock option plan.

     The stock option plan provides for the issuance of a maximum of 1,000,000 shares of Class A common stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A common stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options.

     The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. A maximum of 150,000 shares may be issued under this plan.

     The non-employee directors' stock option plan provides for the grant of nonstatutory stock options automatically at the time of each annual meeting of the Board. Through June 30, 1999, options for 23,500 shares were granted under this plan. A maximum of 50,000 shares may be issued under this plan. Each outside director is granted an option to purchase 2,000 shares of Class A common stock at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant.

     In February 1997, all 95,375 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations. In September 1998, all 21,875 options due to expire, were extended for an additional five years. Also in September 1998, all 183,875 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations.

     Under the above plans, at June 30, 1999, 601,580 shares were available for future grant or purchase.

                                      (52)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE H - STOCK PLANS (CONTINUED)

     The Company had the following activity in its stock option plans for fiscal 1999 and 1998:

                                                 Number        Weighted-Average
                                                   of           Exercise Price
                                                 Shares           Per Share
                                                 ______        ________________

       Option plans:
         Balance - June 30, 1997                205,375            $4.27
         Granted                                210,000            $2.37
         Cancelled                              (40,000)           $3.21
         Balance - June 30, 1998                375,375            $3.32
         Granted                                218,500            $1.21
         Cancelled                              (71,000)           $1.95
         Repriced Options
           Original                            (183,875)           $2.96
           Repriced                             183,875            $1.25
         Balance - June 30, 1999                522,875            $2.02

[2]  Stock-based compensation:

     Options for 252,000 shares are exercisable as of June 30, 1999 at exercise prices ranging from $1.03 to $6.63 and a weighted-average exercise price of approximately $3.08 per share, with a weighted-average remaining contractual life of approximately three years.

     The exercise prices of options outstanding at June 30, 1999 range from $1.03 to $6.63 per share and have a weighted-average exercise price of approximately $2.02 per share, with a weighted-average remaining contractual life of approximately four years.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. There was no compensation expense recognized in 1999 or 1998. If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted, consistent with the method prescribed by SFAS No. 123, loss per share would have been changed to the pro forma amounts indicated below:


                                                                            F-18
                                      (53)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE H - STOCK PLANS (CONTINUED)
                                                              Year Ended
                                                               June 30,
                                                         1999          1998
                                                         __________________
     Loss applicable    As reported
      to common          Continuing Operations       $(1,496,196)   $(4,366,603)
      shareholders       Discontinued Operations              --     (2,220,296)

                       Pro forma
                         Continuing Operations        (1,595,475)    (4,494,930)
                         Discontinued Operations              --     (2,220,296)

    Loss per share     As reported
                         Continuing Operations              (.25)          (.84)
                         Discontinued Operations              --           (.42)

                       Pro forma
                         Continuing Operations               (.27)         (.86)
                         Discontinued Operations               --          (.42)

The fair value of the Company's stock options used to compute pro forma loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999 and 1998: dividend yield of 0%; expected volatility of 30%; a risk-free interest rate of 6.5%; and an expected holding period of five years.

The per share weighed-average grant-date fair value of options granted during the years ended June 30, 1999 and 1998 was $.48 and $.87, respectively.

NOTE I - OPERATIONS HELD FOR SALE AND DISCONTINUED OPERATIONS

On May 26, 1998, PHC, Inc.'s wholly owned subsidiary, Quality Care, which operates Franvale filed for reorganization under Chapter 11. On May 29, 1998, the Bankruptcy Court terminated the Chapter 11 proceeding determining that there was no likelihood of reorganization since the prospective acquirer of the facility was now imposing certain terms unacceptable to all interested parties and that the transfer of patients and liquidation of assets could be as readily effectuated in a state court receivership under the aegis of the Massachusetts Health Care Statutes and accordingly dismissed the Chapter 11 case. On June 1, 1998, a receiver was appointed to transfer the patients and close the facility expeditiously. The Company has recorded the losses of Franvale through May 31, 1998 in the accompanying financial statements.

The Company's Bankruptcy Attorney was notified that effective September 30, 1998 the patient care receivership for Quality Care had been terminated. On October 5, 1998, in response to the termination of the State Receivership, the Company filed for protection under Chapter 7.

                                      (54)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE I - OPERATIONS HELD FOR SALE AND DISCONTINUED OPERATIONS (CONTINUED)

Although the full extent of the financial impact on PHC, Inc. cannot be determined at this time, the management of PHC, Inc. does not believe that the liquidation of the assets and liabilities of Quality Care will have a substantial negative impact on PHC's financial position or the results of operations. The Company is subject to a guarantee signed by PHC, Inc. for furniture and equipment purchased by Quality Care during the fiscal year ended June 30, 1996. The amount of this debt recorded by Quality Care in the accompanying financial statements is approximately $150,000. The liquidation of the assets and liabilities of Franvale may result in a non-cash financial statement gain of approximately $2,000,000. In the quarter ended December 31, 1998 the company was relieved of the HUD mortgage of approximately $6,741,000 and surrendered the underlying assets amounting to approximately $4,329,000. The recognition of the gain has been deferred until final resolution of all contingent liabilities. As of June 30, 1999 the Company paid approximately $220,000 in costs related to record transfer and litigation surrounding the close of Franvale. This total deferred amount and any litigation settlements or other related costs will be offset against the Quality Care Centers of Massachusetts, Inc. gain when recognized.

NOTE J - CERTAIN CAPITAL TRANSACTIONS

In addition to the outstanding options under the Company's stock plans (Note H), the Company has the following options and warrants outstanding at June 30, 1999:

   DATE OF                                             NUMBER OF       EXERCISE    EXPIRATION
  ISSUANCE     DESCRIPTION                              SHARES           PRICE         DATE

03/10/1994     IPO Warrants
               Equity transaction                  1,792,862 shares $5.90 per share  Mar 2000
02/08/1996     Private Placement warrants with
               common stock issuance
               Equity transaction                    746,662 shares $3.71 per share  Jan 2001
02/27/1996     Warrants issued with the exercise of
               Bridge warrants
               Equity transaction                     37,002 shares $6.94 per share  Feb 2001
11/01/1996     Warrant for debt placement service
               $125,000 value charged to interest
               expense over term of debt              25,000 shares $2.00 per share  Oct 2001
02/18/1997     Warrant for investor relation services
               $1,210 value passed as an adjustment    3,559 shares $2.95 per share  February 2002
03/03/1997     Consultant warrant for investor relations
               $16,306 value passed as an adjustment  40,000 shares $2.62 per share  March 2002
09/17/1998     Consultant warrant for investor
               $12,776 value passed as an adjustment  40,000 shares  $2.00 per share  Mar 2002
03/31/1997     Warrants issued as a registration
               penalty on Convertible Debenture
               $46,375 value charged to interest expense
               over term of debentures               150,000 shares $2.00 per share  Mar 2002
06/04/1997     Warrants issued with preferred stock
               placement Equity transaction           50,000 shares $2.75 per share  Jun 2000
06/01/1997     Warrants issued for investment banker
               services $193,748 value charged to
               professional fees                     150,000 shares $2.50 per share  May 2002
09/19/1997     Private Placement warrants with common
               stock issuance
               Equity transaction                     86,207 shares $2.90 per share  Sep 2002
03/10/1998     Warrants issued as a penalty for late
               registration of private placement shares
               Equity transaction                      3,000 shares $2.90 per share  Mar 2003
03/10/1998     Warrants issued as additional interest
               on debt $48,809 value charged
               to interest expense
               over term of loan                      52,500 shares $2.38 per share  Mar 2003
03/19/1998     Warrants issued with preferred stock
               private placement
               Equity transaction                     49,990 shares $2.31 per share  Mar 2001

                                                                            F-20

                                      (55)

PHC, INC.  AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998

NOTE J - CERTAIN CAPITAL TRANSACTIONS (CONTINUED)

   DATE OF                                             NUMBER OF       EXERCISE    EXPIRATION
  ISSUANCE     DESCRIPTION                              SHARES           PRICE         DATE

07/10/1998     Warrants issued with extension of debt
               $28,740 value charged to interest
               expense over term of loan              52,500 shares $1.81 per share  July 2003
07/10/1998     Warrants   issued  with   extension
               of debt as price guarantee
               $14,779 value charged to interest
               expense over term of loan              20,000 shares $1.50 per share  July 2003
12/31/1998     Warrants issued with convertible
               debenture
               $9,240 value charged to professional
               fees over term of debenture            25,000 shares $1.00 per share  Dec 2004
12/31/1998     Warrants issued for convertible
               debentures finders fee
               $25,873 value charged to professional
               fees over term of debenture            60,000 shares $1.00 per share  Dec 2003
12/31/1998     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $2.00 per share  Dec 2003
12/31/1998     Warrants issued for convertible
               debentures finders fee
               $3,246 value charged to professional
               fees over term of debenture            15,000 shares $1.50 per share  Dec 2003
12/01/1998     Warrants issued for convertible
               debentures finders fee
               $1,302 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  Dec 2003
01/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  Jan 2004
02/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  Feb 2004
03/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  March 2004
04/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  Apr 2004
05/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  May 2004
06/01/1999     Warrants issued for convertible
               debentures finders fee
               $3,696 value charged to professional
               fees over term of debenture            10,000 shares $1.00 per share  Jun 2004
01/05/1999     Warrants for investment banker services
               $18,100 value charged to professional
               fees over service period               37,500 shares $1.45 per share  Jan 2004
04/05/1999     Warrants for investment banker services
               $18,100 value charged to professional
               fees over service period               37,500 shares $1.45 per share  Apr 2004
02/23/1999     Consultant warrant for investor relations
               $1,307 value charged to professional
               fees                                    3,000 shares $1.20 per share  Feb 2004
04/21/1999     Consultant warrant for web site
               development services
               $1,547 value charged to professional
               fees                                    5,000 shares $1.00 per share  Apr 2004
05/18/1999     Consultant warrant for web site
               advisory services
               $1,848 value charged to professional
               fees                                    5,000 shares $1.00 per share  Apr 2004
04/21/1999     Warrant issued for management
               consultant services
               $1,547 value charged to professional
               fees                                    5,000 shares $1.00 per share  Apr 2004
05/18/1999     Warrant issued for management consultant
               services
               $370 value charged to professional
               fees                                    1,000 shares $1.00 per share  May 2004


     Warrants issued for services or in connection with debt are valued at fair value at grant date using the Black-Scholes pricing model and charged to operations consistent with the underlying reason the warrants were issued. Charges to operations in connection with these warrants amounted to approximately $160,000 and $233,000 in fiscal 1999 and 1998 respectively.

     In September 1997, the Company received $500,000 in exchange for 172,414 unregistered shares of PHC, Inc. class A common stock and warrants to purchase 86,207 additional shares of PHC, Inc. class A common stock for $2.90 per share in a private placement. The agreement required that the shares be registered within 90 days of closing date of the private placement. The registration was not complete by the deadline therefore the Company was required to issue warrants to purchase 3,000 additional shares at $2.90 per share.

                                                                            F-21
                                      (56)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE J - CERTAIN CAPITAL TRANSACTIONS (CONTINUED)

In February 1998, the Company received $950,000 in exchange for the issuance of Series B convertible preferred stock and warrants to purchase 49,990 shares of Class A common stock. The warrants are exercisable at $2.31 per share and expire in 2001. The number of shares of Class A common stock into which the preferred stock may be converted is equal to 80% of the closing bid price of the Class A common stock as reported by NASDAQ for the five trading days immediately preceding the conversion which resulted in a deemed dividend of $190,000 in fiscal 1998. Cumulative preferred dividends are at the rate of $60 per share per year, payable quarterly. Dividends are payable in cash or in shares of preferred stock at $1,000 per share. For the year ended June 30, 1999 and 1998 dividends amounted to $ 142,110 and $17,060 respectively. During the fiscal year ended June 30, 1999 the Company issued 53 shares of series B preferred stock in payment of dividends in lieu of cash. The series B convertible preferred stock agreement carries with it a $2.00 minimum conversion price guarantee. If the actual computed conversion price is lower than the minimum conversion price, the Company was originally required to issue a promissory note for the difference between the market value of the shares to be issued at the conversion price and at the minimum conversion price. Subsequent to the issuance of the preferred stock, the Company obtained the right to issue either shares of common stock or promissory notes for the "price guarantee" differential.

In December 1998, the Company issued $500,000 in 12% convertible debentures to private investors. These debentures require quarterly interest payments and are convertible in $1,000 increments for 500 shares of PHC, Inc. class A common stock. In conjunction with this debt placement the Company has issued or agreed to issue warrants to purchase 10,000 shares of PHC, Inc. class A common stock at $2.00 per share, 15,000 shares of PHC, Inc. class A common stock at $1.50 per share and 175,000 shares of PHC, Inc. class A common stock at $1.00 per share.

On March 26, 1998 the Company issued 227,347 shares of the Company's Class A Common Stock to the former owners of Behavioral Stress Centers, Inc. now BSC-NY, Inc. in full payment for the earn-out due to be paid to them for the year ended October 31, 1997 resulting in additional goodwill. Of the 227,347 shares issued 127,924 were issued in lieu of cash and were subject to a price guarantee of $2.35, payable in shares. Under the price guarantee the Company issued an additional 304,097 shares of Common Stock in the quarter ended December 31, 1998. The value of the guarantee shares issued was recorded as interest expense.

Under existing dilution agreements with other stockholders the issuance of common stock under agreements other than the employee stock purchase and option plans will increase the number of shares issuable and decrease the exercise price of certain of the above warrant agreements based on the difference between the then current market price and the price at which the new common stock is being issued. The dilutive effect of transactions through June 30, 1999 are reflected in the table above.

During fiscal 1998, the Class C common stock was canceled and retired because of restrictions on the release of the stock, due to earnings targets which were not achieved.

                                      (57)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE K - ACQUISITIONS

In September 1996, the Company purchased the assets of seven outpatient behavioral health centers located in Michigan ("NPP"). The centers were purchased for $532,559 and 15,000 shares of Class A common stock of PHC, Inc. valued at $5.04 per share. The Company borrowed $900,000 (see Note C) to finance the purchase and to provide working capital for the centers.

Concurrent with the asset purchase agreement, NPP entered into an employment agreement with a former owner which requires an annual salary of $150,000 and an annual bonus. The agreement is effective for four years and is automatically extended for successive one year terms unless terminated. The salary and bonus are subject to adjustment based on collected billings. NPP also entered into a management agreement whereby $1,500 per month would be paid for five years to the former owners. During fiscal 1998 in connection with the asset purchase agreement, the Company issued 15,000 unregistered shares of Class A common stock which was accounted for as additional purchase price.

On November 1, 1996, BSC-NY, Inc. ("BSC"), merged with Behavioral Stress Centers, Inc., a provider of management and administrative services to psychotherapy and psychological practices in the greater New York City Metropolitan Area. In connection with the merger, the Company advanced 150,000 shares of PHC, Inc. Class A common stock and funds to Shliselberg Physician Services, P.C., formerly Perlow Physicians, P.C., ("Shliselberg"), which were in turn issued to the former owners of Behavioral Stress Centers, Inc. to acquire the assets of the medical practices previously serviced by BSC. At June 30, 1999 Shliselberg owed the Company $3,690,113 which includes some acquisition costs, management fees, working capital advances and interest on the advances net of repayments. Total interest charged to Shliselberg by the Company was $305,121 and $378,768 for the years ended June 30, 1998 and 1999 respectively. The Company expects these amounts to be paid in full; however, in consideration of the period of time expected for repayment, the lack of profitability at Shliselberg in prior years and the changing healthcare environment, the Company established judgmental reserves related to these receivables. During fiscal 1998 the Company established a reserve against this receivable in the amount of $382,000. The Company increased the reserve to $782,000 in the fiscal year ended June 30, 1999. It is expected that collections will be received over the next several years and accordingly, these amounts have been classified as noncurrent related party receivables on the Company's balance sheet. The Company has no ownership interest in Shliselberg.

The merger agreement requires additional purchase price to be paid by BSC to the former owners of Behavioral Stress Centers, Inc. for the three years following the merger date. The additional purchase price is based on the income of BSC before taxes and is to be paid in PHC stock, at market value up to $200,000 and the balance, if any, in cash. On March 26, 1998 the Company issued 227,347 shares of the Company's Class A Common Stock to the former owners of Behavioral Stress Centers, Inc. now BSC-NY, Inc. in full payment for the earn-out due to be paid to them for the year ended October 31, 1997 resulting in additional goodwill. Of the 227,347 shares issued 127,924 were issued in lieu of cash and were subject to a price guarantee of $2.35, payable in shares. Under the price guarantee the Company issued an additional 304,097 shares of Common Stock in the fiscal year ended June 30, 1999. The value of the guarantee shares issued was recorded as interest expense.

                                      (58)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE K - ACQUISITIONS (CONTINUED)

BSC also entered into a management agreement with Shliselberg whereby management fees are required of Shliselberg on a monthly basis over a five-year period with an automatic renewal for an additional five-year period. The management fee was calculated at 25% of the total monthly expenses of Shliselberg and effective January 1, 1998 the management agreement was amended to provide for a management fee of 20% of the total monthly expenses of Shliselberg. In November 1998 the management fee was further reduced to 18% of the total monthly expenses of Shliselberg.

On November 1, 1996, BSC entered into a lease agreement for its facilities. The lease payments are due in equal monthly installments over a three-year period with an option to extend annually for three additional years. The lease is to be paid by Shliselberg in accordance with the management agreement.

Summary, unaudited financial information for Shliselberg as of and for the year ended June 30, 1999 is as follows:

         Total assets                       $ 3,580,000
         Stockholder's deficit              $  (782,000)
         Net revenue                        $ 2,930,000
         Net loss                           $  (400,349)

Effective January 1, 1997, the Company entered into a Stock Exchange Agreement with a Virginia corporation owned by two individuals to whom the Company has an outstanding note payable. The corporation consists of private practices of psychiatry. The Stock Exchange Agreement provided that in exchange for $50,000 in cash and 64,500 shares of restricted Class A common stock, the Company received an 80% ownership interest in the Virginia corporation. The Company also paid $80,444 in legal fees in connection with the Agreement. Concurrent with the Stock Exchange Agreement the two owners of the Virginia corporation each executed Employment Agreements with the Virginia corporation to provide professional services and each was granted an option to purchase 15,000 shares of Class A common stock at an exercise price of $4.87 per share. The options expire on April 1, 2002. Each agreement requires an annual salary of $200,000 and expires in five years. Further, a Plan and Agreement of Merger was executed whereby the Virginia corporation was merged into PCV.

                                      (59)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998



NOTE K - ACQUISITIONS (CONTINUED)

On January 17, 1997 PCV entered into a purchase and sale agreement with an unrelated general partnership, to purchase real estate with buildings and improvements utilized by the Virginia Corporation for approximately $600,000 of which $540,000 was paid through the issuance of a note (Note C).

In accordance with the agreement the two owners will be paid a finders fee for all subsequently acquired medical practices within a 200 mile radius of PCV and those medical practices identified by the owners wherever the location. The finders fee is payable in Class A common stock and in cash.

On October 1, 1997 PCV purchased the assets of a clinic located in Blacksburg, Virginia in exchange for $50,000 in cash and 26,024 shares of Class A Common Stock. The company entered into a lease with the former owners for the clinic property and an employment agreement with one of the owners.

In accordance with the above agreements the purchase price was allocated as follows:

          Fixed Assets                                                   10,000
          Covenant not to compete                                        50,000
          Goodwill                                                       38,632
                                                                      _________
                                                                       $ 98,632
                                                                      _________

During fiscal 1998 the Company consolidated the operations of the Blacksburg clinic with the Salem, Virginia clinic to enhance profitability. The closure of the Blacksburg clinic, including the write down of related assets and buy out of the lease, is reflected in the June 30, 1998 financial statements.

During fiscal 1999 the Company decided to close the remaining Pioneer Counseling of Virginia clinic located in Salem, Virginia. Since the Company was required by contract to give 30-days notice to contract therapists before closing the clinic, in January 1999 the Company closed its 80% owned outpatient operations in Virginia, Pioneer Counseling of Virginia, Inc. The Company sold this business, excluding accounts receivable and most fixed assets, to the minority owners in exchange for their shares of stock in Pioneer Counseling of Virginia, Inc. approximately $25,000, release from the first mortgage on the property of approximately $506,000 and release from notes payable to the minority owners of $20,000. The closure of this clinic resulted in a loss of approximately $300,000 which was charged to administrative expenses in the accompanying statement of operations.

Information is not available to present pro forma financial information relating to the October 1997 acquisition. The Company so advised the Securities and Exchange Commission and received a no action letter with respect to this matter. Had the Blacksburg acquisition made during the fiscal year ended June 30, 1998 (October 1, 1997), been made as of July 1, 1997, the pro forma effect on the Company's results of operations would have been immaterial and therefore are not shown.

                                      (60)

PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE L - SALE OF RECEIVABLES

The Company had a sale and purchase agreement whereby third-party receivables were sold at a discount with recourse. In February 1998 the Company entered into a finance agreement with Healthcare Financial Partners, Inc. to provide for receivables funding and liquidate the debt due to the above referenced sale and purchase agreement and provide receivables funding for PHC of Virginia, Inc., PHC of Rhode Island, Inc. and Pioneer Counseling of Virginia, Inc.

NOTE M - FOURTH QUARTER ADJUSTMENTS

The Company recorded significant adjustments in the fourth quarter of fiscal 1998 related to the closure of Good Hope Center, the write down of receivables of the closed California facility, the write down of the amount due BSC from Shliselberg, the closure of the Blacksburg facility and an increase in accounts receivable reserves of the other facilities.

In the quarter ended December 31, 1998 the Company recognized a gain of approximately $1,100,000 in its form 10-QSB related to the liquidation of the assets and liabilities of Franvale (See Note I). The Company subsequently determined that it was more appropriate to defer recognition of any gain until final resolution of all potential liabilities. Accordingly, the Company will amend its December 31, 1998 10-QSB to reverse recognition of this gain in fiscal 1999.

The Company wrote-down the amount due BSC from Shliselberg by approximately $368,000 in the fourth quarter of fiscal 1999 due to slow collections at Shliselberg.

NOTE N - EVENTS SUBSEQUENT TO JUNE 30, 1999

On July 1, 1999 the Company issued warrants to purchase 10,000 shares of PHC, Inc. Class A Common Stock, exercisable at $1.00 per share, to George H. Gordon as part of the December 1998 private placement agreement.

On July 5, 1999 the Company issued warrants to purchase 37,500 shares of PHC, Inc. Class A Common Stock, exercisable at $1.45 per share, to National Securities Corporation as part of a service agreement.

On August 1, 1999 the Company issued warrants to purchase 10,000 shares of PHC, Inc. Class A Common Stock, exercisable at $1.00 per share, to George H. Gordon as part of the December 1998 private placement agreement.

On August 11, 1999 the Company borrowed approximately $310,000 from Heller Healthcare Finance, Inc. f/k/a HCFP Funding, Inc. through an extension of the February 18, 1998 Loan and Security Agreement.

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
PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE O - BUSINESS SEGMENT INFORMATION

The Company's nine operating business units have separate management teams and infrastructures that offer behavioral health treatment through different delivery systems. PHC of Michigan, Inc. ("PHM") provides inpatient and outpatient psychiatric care. PHC of Utah, Inc. ("PHU") provides inpatient and outpatient treatment of addictive disorders and chemical dependency. PHC of Nevada, Inc. ("PHN") provides psychiatric treatment on an outpatient basis through fee for service and capitated rate contracts with employers and insurance carriers. North Point Pioneer, Inc. ("NPP") operates four outpatient behavioral health centers under the name of Pioneer Counseling Centers. PHC of Virginia, Inc. ("PHV") provides inpatient and outpatient treatment of addictive disorders and chemical dependency. Behavioral Stress Centers, Inc. ("BSC") provides management and administrative services to psychotherapy and psychological practices. PHC of Kansas, Inc. ("PHK") provides psychiatric treatment on an outpatient basis. Behavioral Health Online, Inc. ("BHO") provides behavioral health information and education through its web site. PHC, Inc. ("PHC"), the parent Company, operates primarily as a management and holding company for its subsidiaries and, through PDSS, provides clinical support, referrals management and professional services for a number of the Company's national contracts. As allowed by Statement of Financial Accounting Standards 131, PHM, PHU, PHN, NPP, PHV, BSC and PHK have been aggregated. None of the other operating units of the Company exceed the quantitative thresholds of the Standard for separately reporting segment information. Accordingly the following information is presented as required by SFAS 131:

                        Aggregated Segmemts    All Others           Total
                   __________________________________________________________

1999
Revenues                 $17,569,171         $1,570,325          $19,139,496
Segment profit
 (loss)                   (1,541,087)           187,001           (1,354,086)
Total assets              13,575,413          1,452,021           15,027,434
Capital expenditures         101,384             13,870              115,254
Depreciation &
  Amortization               257,143             68,621              325,764

1998

Revenues                 $18,056,015         $3,190,174          $21,246,189
Segment profit
 (loss)                   (2,054,601)        (2,104,942)          (4,159,543)
Total assets              13,966,730          2,985,620           16,952,350
Capital expenditures         198,930             13,562              212,492
Depreciation &
  Amortization               294,305            379,857              674,162

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
PHC, INC.  AND SUBSIDIARIES

Notes to Financial Statements
June 30, 1999 and 1998

NOTE P - RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financial statements as of June 30, 1998 and for the year then ended. The restatement related to the Company's accounting for a beneficial conversion feature of a preferred stock issuance and the amortization of the value of warrants issued to a financial advisor. The Company has determined that the beneficial conversion feature, amounting to $190,000, should have been recorded in the 1998 financial statements as a dividend. The Company also determined that the value of the warrants issued to the financial advisor should have been fully amortized in 1998, resulting in an additional expense in 1998 of $147,618. The table below reflects the impact of the restatement.

                                        AS REPORTED              AS RESTATED
         Loss from continuing
           operations                   $(4,011,925)             $(4,159,543)
         Loss from discontinued
           operations                    (2,220,296)              (2,220,296)
                                        _____________            ____________
         Loss                            (6,232,221)              (6,379,839)

         Dividends                       (  17,060)                ( 207,060)
                                        _____________            ____________

         Loss applicable to
           common shareholders          $(6,249,281)             $(6,586,899)
                                        _____________            ____________

         Basic and diluted loss
           per common share:

           Continuing operations        $     (0.77)             $     (0.84)
           Discontinued operations            (0.42)                   (0.42)

               Total                    $     (1.19)             $     (1.26)

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
PART III

ITEM 9.     Directors, Executive Officers, Promoters and Control Persons

    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The directors and officers of the Company as of June 30, 1999 are as follows:

    Name                  Age                 Position

Bruce A. Shear             44   Director, President and Chief Executive Officer

Robert H. Boswell          50   Senior Vice President

Paula C. Wurts             50   Controller, Assistant Clerk and Assistant
                                Treasurer

Gerald M. Perlow, M.D.     61   Director and Clerk

Donald E. Robar (1)(2)     62   Director and Treasurer

Howard W. Phillips         69   Director

William F. Grieco (1)      45   Director

(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.

     All of the directors hold office until the annual meeting of stockholders next following their election, or until their successors are elected and qualified. The Compensation Committee reviews and sets executive compensation. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or officers of the Company.

     Information with respect to the business experience and affiliations of the directors and officers of the Company is set forth below.

     BRUCE A. SHEAR has been President, Chief Executive Officer and a Director of the Company since 1980 and Treasurer of the Company from September 1993 until February 1996. From 1976 to 1980 he served as Vice President, Financial Affairs, of the Company. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over ten years. Mr. Shear received an M.B.A. from Suffolk University in 1980 and a B.S. in Accounting and Finance from Marquette University in 1976.

     ROBERT H. BOSWELL has served as the Senior Vice President of the Company since February 1999 and as Executive Vice Prisident of the Company from 1992 until 1999. From 1989 until the spring of 1994 Mr. Boswell served as the Administrator of the Company's Highland Ridge Hospital facility where he is based. Mr. Boswell is principally involved with the Company's substance abuse facilities. From 1981 until 1989, he served as the Associate Administrator at the Prevention Education Outpatient Treatment Program--the Cottage Program, International. Mr. Boswell graduated from Fresno State University in 1975 and


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

from 1976 until 1978 attended Rice University's doctoral program in philosophy. Mr. Boswell is a Board Member of the National Foundation for Responsible Gaming and the Chair for the National Center for Responsible Gaming.

     PAULA C. WURTS has served as the Controller of the Company since 1989 and as Assistant Treasurer since 1993 and as Assistant Clerk since January 1996. Ms. Wurts served as the Company's Accounting Manager from 1985 until 1989. Ms. Wurts received an Associate's degree in Accounting from the University of South Carolina in 1980, a B.S. in Accounting from Northeastern University in 1989 and passed the examination for Certified Public Accountants. She received a Master's Degree in Accounting from Western New England College in 1996.

     GERALD M. PERLOW, M.D. has served as a Director of the Company since May 1993 and as Clerk since February 1996. Dr. Perlow is a cardiologist in private practice in Lynn, Massachusetts, and has been Associate Clinical Professor of Cardiology at the Tufts University School of Medicine since 1972. Dr. Perlow is a Diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine (with a subspecialty in cardiovascular disease) and a Fellow of the American Heart Association, the American College of Cardiology, the American College of Physicians and the Massachusetts Medical Center. From 1987 to 1990, Dr. Perlow served as the Director, Division of Cardiology, at AtlantiCare Medical Center in Lynn, Massachusetts. From October 30, 1996 to March 1, 1997, Dr. Perlow served as President and Director of Shliselberg Physician Services, P.C. formerly Perlow Physicians, P.C. which has a management contract with BSC. Dr. Perlow currently holds no ownership interest in Shliselberg Physician Services, P.C. Dr. Perlow received compensation of $8,333 for the period. Dr. Perlow received a B.A. from Harvard College in 1959 and an M.D. from Tufts University School of Medicine in 1963.

     DONALD E. ROBAR has served as a Director of the Company since 1985 and as the Treasurer since February, 1996. He served as the Clerk of the Company from 1992 to 1996. Dr. Robar has been a professor of Psychology since 1961, most recently at Colby-Sawyer College in New London, New Hampshire. Dr. Robar received an Ed.D. from the University of Massachusetts in 1978, an M.A. from Boston College in 1968 and a B.A. from the University of Massachusetts in 1960.

     HOWARD W. PHILLIPS has served as a Director of the Company since August 27, 1996 and has been employed by the Company as a public relations specialist since August 1, 1995. From 1982 until October 31, 1995, Mr. Phillips was the Director of Corporate Finance for D.H. Blair Investment Corp. From 1969 until 1981, Mr. Phillips was associated with Oppenheimer & Co. where he was a partner and Director of Corporate Finance. Mr. Phillips currently is a member of the Board of Directors of Food Court Entertainment Network, Inc., an operator of shopping mall television networks, and Telechips Corp., a manufacturer of visual phones.

     WILLIAM F. GRIECO has served as a Director of the Company since February 18, 1997. Since August 1999 Mr. Grieco has been a self-employed law consultant. From November 1995 to July 1999 he served as Senior Vice President and General Counsel for Fresenius Medical Care North America. From 1989 until November of 1995, Mr. Grieco was a partner at Choate, Hall & Stewart. Mr. Grieco received a BS from Boston College in 1975, an MS in Health Policy and Management from Harvard University in 1978 and a JD from Boston College Law School in 1981.



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

Compliance With Section 16(A) Of The Exchange Act

     Based on a review of Forms 3 and 4 furnished to the company, all directors, officers and beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act filed on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

ITEM 10.    Executive compensation.  Employment agreements

     The Company has not entered into any employment agreements with its executive officers. The Company owns and is the beneficiary on a $1,000,000 key man life insurance policy on the life of Bruce A. Shear.

Executive Compensation

     Two executive officers of the Company received compensation in the 1999 fiscal year, which exceeded $100,000. The following table sets forth the compensation paid or accrued by the Company for services rendered to these executives in fiscal year 1999,1998, and 1997:

                           Summary Compensation Table
                                                        Long Term
                                                       Compensation
                            Annual Compensation            Awards
                            ___________________        _____________

(a)               (b)   (c)       (d)   (e)           (g)             (i)
Name and                                Other Annual  Securities   All Other
Principal       Year    Salary   Bonus  Compensation  Underlying   Compensation
Position                                              Options/SARs
                           $       $         $            #             $
_______________________________________________________________________________

Bruce A. Shear    1999 $300,195(1)  --  $ 6,490(2)    50,000       $21,622
President and     1998 $309,167(1)  --  $ 8,363(3)    50,000       $51,256
Chief Executive   1997 $294,167(1)  --  $12,633(4)    --           --
Officer

Robert H. Boswell 1999 $111,083   $800  $ 7,955(5)    65,000       $29,753
Senior Vice       1998 $102,750     --  $ 7,836(6)    15,000       $14,149
President         1997 $ 92,750     --  $ 6,897(7)     5,000       $ 6,821

(1)  Although the last Board of Director   authorized base salary effective July
     1, 1995, $310,000 base salary was drawn as listed above.

(2) This amount represents (i) $1,341 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $2,792 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear and (iii) $2,357 personal use of a Company car held by Mr. Shear



                                      (66)

(3) This amount represents (i) $1,341 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $4,768 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear and (iii) $2,254 personal use of a Company car held by Mr. Shear.

(4) This amount represents (i) $2,687 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, (ii) $6,769 in premiums paid by the Company with respect to life insurance for the benefit of Mr. Shear and (iii) $3,177 personal use of a Company car held by Mr. Shear.

(5) This amount represents (i) $6,000 automobile allowance, (ii) $357 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Boswell (iii) $704 in other benefits paid by the Company on behalf of Mr. Boswell and (vi) $894 in benefit derived from the purchase of shares through the employees stock purchase plan.

(6) This amount represents (i) $6,000 automobile allowance, (ii) $408 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Boswell (iii) $408 in other benefits paid by the Company on behalf of Mr. Boswell (iv) $115 in Class A Common Stock issued to employees and (v) $905 in benefit derived from the purchase of shares through the employees stock purchase plan.

(7) This amount represents (i) an automobile allowance and (ii) $897 in benefit derived from the purchase of shares through the employees stock purchase plan.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company receive no compensation for services as members of the Board. Directors who are not employees of the Company receive $2,500 stipend per year and $1,000 for each Board meeting they attend. In addition, directors of the Company are entitled to receive certain stock option grants under the Company's Non-Employee Director Stock Option Plan (the "Director Plan").

COMPENSATION COMMITTEE

     The Compensation Committee consists of Mr. Donald Robar and Dr. Gerald Perlow. The compensation Committee met once during fiscal 1999. Mr. Shear does not participate in discussions concerning, or vote to approve, his salary.

OPTION PLANS

Stock Plan

     The Board of Directors adopted the Company's Stock Plan on August 26, 1993 and the stockholders of the Company approved the plan on November 30, 1993. The Stock Plan provides for the issuance of a maximum of 300,000 shares of the Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees and the grant of nonqualified stock options or restricted stock to employees, directors, consultants and others whose efforts are important to the success of the Company.

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

     The Board of Directors administers the Stock Plan. Subject to the provisions of the Stock Plan, the Board of Directors has the authority to select the optionees or restricted stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option cannot be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock and upon exercise of options. Generally, an option is not transferable by the option holder except by will or by the laws of descent and distribution. Also, generally, no option may be exercised more than 60 days following termination of employment. However, in the event that termination is due to death or disability, the option is exercisable for a period of one year following such termination.

     During the fiscal year ended June 30, 1999, the Company issued additional options to purchase 212,500 shares of Class A Common Stock under the 1993 Stock Plan at a price per share ranging from $1.03 to $1.25. Generally, options are exercisable upon grant for 25% of the shares covered with an additional 25% becoming exercisable on each of the first three anniversaries of the date of grant.

     During the fiscal years ended June 30, 1998 and June 30, 1999 no options were exercised.

     On November 17, 1997 the Board of Directors voted to amend the 1993 Stock Plan to increase the number of shares of Class A Common Stock available for issuance under the plan from 300,000 shares to 400,000 shares. The Stockholders approved this amendment at the annual meeting on December 26, 1997. On September 15, 1998 the Board of Directors voted to amend the 1993 Stock Plan to increase the number of shares of Class A Common Stock available for issuance under the plan from 400,000 shares to 1,000,000 shares. The Stockholders approved this amendment at the annual meeting on December 23, 1998.

Employee Stock Purchase Plan

     On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the "Plan") which became effective February 1, 1996. The price per share shall be the lesser of 85% of the average of the bid and ask price on the first day of the plan period or the last day of the plan period. An offering period under the plan began on February 1, 1997 and ended on January 31, 1998. Twenty-four employees purchased an aggregate of 14,743 shares of Class A Common Stock. A new offering commenced on February 1, 1998 and ended on January 31, 1999. Eleven employees purchased an aggregate of 15,475 shares of Class A Common Stock. Eleven employees are participating in the current offering period under the plan, which began on February 1, 1999 and will end on January 31, 2000.

     On November 17, 1997 the Board of Directors voted to amend The Plan to increase the number of shares of Class A Common Stock available for issuance under the plan from 100,000 shares to 150,000 shares. The Stockholders approved this amendment to the plan at the annual meeting on December 26, 1997.



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

Non-Employee Director Stock Plan

     The Board of Directors adopted the Company's Non-Employee Director Stock Plan (the "Director Plan") on October 18, 1995. The Stockholders of the Company approved the plan on December 15, 1995. Non-qualified options to purchase a total of 30,000 shares of Class A Common Stock are available for issuance under the Director Plan.

     The Board of Directors or a committee of the Board administers the Director Plan. Under the Director Plan, each director of the Company who was a director at the time of adoption of the Director Plan and who was not a current or former employee of the Company received an option to purchase that number of shares of Class A Common Stock as equals 500 multiplied by the years of service of such director as of the date of the grant. At the first meeting of the Board of Directors subsequent to each annual meeting of stockholders, each non-employee director is granted under the Director Plan an option to purchase 2,000 shares of the Class A Common Stock of the Company. The option exercise price is the fair market value of the shares of the Company's Class A Common Stock on the date of grant. The options are non-transferable and become exercisable as follows: 25% immediately and 25% on each of the first, second and third anniversaries of the grant date. If an optionee ceases to be a member of the Board of Directors other than for death or permanent disability, the unexercised portion of the options, to the extent unvested, immediately terminate, and the unexercised portion of the options which have vested lapse 180 days after the date the optionee ceases to serve on the Board. In the event of death or permanent disability, all unexercised options vest and the optionee or his or her legal representative has the right to exercise the option for a period of 180 days or until the expiration of the option, if sooner.

     On February 18, 1997, the Company issued options to purchase 6,000 shares of Class A Common Stock under the Director Plan at an exercise price of $3.50 per share. On January 22, 1998, the Company issued options to purchase 6,000 shares of Class A Common Stock under the Director Plan at an exercise price of $2.06. On February 23, 1999, the Company issued options to purchase 6,000 shares of Class A Common Stock under the Director Plan at an exercise price of $1.03. As of June 30, 1999, none of the options issued had been exercised.

     On November 17, 1997 the Board of Directors voted to amend the Director Plan to increase the number of shares of Class A Common Stock available for issuance under the plan from 30,000 shares to 50,000 shares. The Stockholders approved the amendment to the plan at the annual meeting on December 26, 1997.

     The following table provides information about options granted to the named executive officers during fiscal 1999 under the Company's Stock Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Plan.

                     Individual Grants
                    ____________________
(a)                 (b)            (c)             (d)           (e)
                    Number of      % of Total
                    Securities     Options/SARs
                    Underlying     Granted to     Exercise or
                    Options/SARs   Employees      Base Price     Expiration
                    Granted        in Fiscal Year ($/Share)      Date
Name                   #
_________________  _____________  ______________  ___________   ___________
Bruce A. Shear      50,000         23.5%           $1.17         3/15/2004
Robert H. Boswell   50,000         23.5%           $1.25         9/15/2003
                    15,000          7.0%           $1.20         2/23/2004

All Directors and  183,000         83.8%       $1.03-$1.25   9/15/2003-2/23/0224
  Officers as a
  group (7 persons)

     The following table provides information about options exercised by the named executive officers during fiscal 1999 and the number and value of options held at the end of fiscal 1999.

(a)                (b)            (c)           (d)                   (e)
                                                Number of
                                                Securities         Value of
                                                Underlying         Unexercised
                                                Unexercised        In-the-Money
                                                Options/SARs at    Options/SARs
                    Shares                      FY-End (#)         FY-End ($)
                    Acquired on    Value        Exercisable/       Exercisable/
Name                Exercise (#)   Realized ($) Unexercisable      Unexercisable
____                ____________   ____________  ______________   _____________
Bruce A. Shear      --             --            37,500/62,500            $0/$0
Robert H. Boswell   --             --            69,000/45,000            $0/$0

All Directors and
Officers as a group
(7 persons)         --             --           198,000/163,250           $0/$0

     In February 1997, all 95,375 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations. In September 1998, all 21,875 options due to expire, were extended for an additional five years. Also in September 1998, all 183,875 shares underlying the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations.




                                      (70)

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of shares of the Company's Class A Common Stock and Class B Common Stock (the only classes of capital stock of the Company currently outstanding) as of August 15, 1999 by (i) each person known by the Company to beneficially own more than 5% of any class of the Company's voting securities, (ii) each director of the Company, (iii) each of the named executive officers as defined in 17 CFR 228.402(a)(2) and (iv) all directors and officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. In preparing the following table, the Company has relied on the information furnished by the persons listed below:



                         Name and Address       Amount and Nature    Percent of
Tital of Class           of Beneficial Owner    of Beneficial Owner  Class (12%)

Class A Common Stock     Gerald M. Perlow             27,750(1)             *
                         c/o PHC, Inc.
                         200 Lake Street
                         Peabody, MA  01960

                         Donald E. Robar                22,750(2)           *
                         c/o PHC, Inc.
                         200 Lake Street
                         Peabody, MA  01960

                         Bruce A. Shear                 58,000(3)          1.0%
                         c/o PHC, Inc.
                         200 Lake Street
                         Peabody, MA  01960

                         Robert H. Boswell              83,844(4)          1.5%
                         c/o PHC, Inc.
                         200 Lake Street
                         Peabody, MA  01960

                         Howard W. Phillips             11,750(5)           *
                         P. O. Box 2047
                         East Hampton, NY  11937

                         William F. Grieco              71,030(6)(7)      1.3%
                         115 Marlborough Street
                         Boston, MA 02116

                         J. Owen Todd                   59,280(7)         1.1%
                         c/o Todd and Weld
                         1 Boston Place
                         Boston, MA  02108

                         ProFutures Special Equities   751,082(9)         12.1%
                         Fund, LP
                         11612 Bee Cave Rd - STE 100
                         Austin  TX  78734

                         All Directors and Officers    311,285(8)          5.3%
                         as a Group (7 persons)

Class B Common Stock (10)Bruce A. Shear                671,259(11)        92.8%
                         c/o PHC, Inc.
                         200 Lake Street
                         Peabody, MA  01960

                         All Directors and Officers    671,259            92.8%
                         as a Group (7 persons)

 *   Less than 1%.
(1) Includes 17,750 shares issuable pursuant to currently exercisable stock options or stock options which will become exercisable within sixty days, having an exercise price range of $1.03 to $6.63 per share.
(2) Includes 21,250 shares issuable pursuant to currently exercisable stock options or stock options which will become exercisable within sixty days, having an exercise price range of $1.03 to $6.63 per share.
(3) Includes 50,000 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $1.17 to 2.63 per share. Excludes an aggregate of 59,280 shares of Class A Common Stock owned by the Shear Family Trust and the NMI Trust, of which Bruce A. Shear is a remainder beneficiary.
(4) Includes an aggregate of 71,500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options at an exercise price range of $1.20 to $1.25 per share.
(5) Includes 11,750 shares issuable pursuant to currently exercisable stock options having an exercise price range of $1.03 to $3.50 per share.
(6) Includes 11,750 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $1.03 to $3.50 per share.
(7) Messrs. Todd and Grieco are the two trustees of the Trusts which collectively hold 59,280 shares of the Company's outstanding Common Stock. Gertrude Shear, Bruce A. Shear's mother, is the lifetime beneficiary of the Trusts. In addition to the shares held by the Trusts, to the best of the Company's knowledge, Gertrude Shear currently owns less than 1% of the Company's outstanding Class B Common Stock.
(8) Includes an aggregate of 215,500 shares issuable pursuant to currently exercisable stock options. Of those options, 5,500 have an exercise price of $6.63 per share, 10,000 have an exercise price of $5.00 per share, 19,500 have an exercise price of $3.50 per share, 37,500 have an exercise price of $2.63 per share, 3,000 have an exercise price of $2.06 per share, 119,250 have an exercise price of $1.25 per share, 6,250 have an exercise price of $1.20 per share, 12,500 have an exercise price of $1.17 per share and 2,000 have an exercise price of $1.03 per share.
(9) Includes 458,750 shares estimated as issuable upon the conversion of 367 shares of series B preferred stock and 165,522 shares issuable upon the exercise of warrants issued in connection with various financing and private placement transactions.
(10) Each share of Class B Common Stock is convertible into one share of Class A Common Stock automatically upon any sale or transfer or at any time at the option of the holder.
(11) Includes 56,369 shares of Class B Common Stock pledged to Steven J. Shear of 2 Addison Avenue, Lynn, Massachusetts 01902, Bruce A. Shear's brother, to secure the purchase price obligation of Bruce A. Shear in connection with his purchase of his brother's stock in the Company in December 1988. In the absence of any default under this obligation, Bruce A. Shear retains full voting power with respect to these shares.
(12) Represents percentage of equity of class, based on numbers of shares listed under the column headed "Amount and Nature of Beneficial Ownership". Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to five votes per share on all matters on which stockholders may vote (except that the holders of the Class A Common Stock are entitled to elect two members of the Company's Board of Directors and holders of the Class B Common Stock are entitled to elect all the remaining members of the Company's Board of Directors).

     By virtue of the fact that class B shareholders have the right to elect three of the five members of the Board of Directors and Mr. Shear owns 92% of the class B shares, Mr. Shear has the right to elect the nominees and therefore, control the Board of Directors.

     Based on the number of shares listed under the column headed "Amount and Nature of Beneficial Ownership," the following persons or groups held the following percentages of voting rights for all shares of common stock combined as of August 15, 1999:

               Bruce A. Shear ........................................36.72%
               J. Owen Todd............................................0.64%
               William F. Grieco.......................................0.77%
               ProFutures Special Equities Fund, LP....................7.61%
               All Directors and Officers as a Group
               (7 persons)............................................38.75%


                                      (71)

ITEM 12.    CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.

Related Party Indebtedness

     For approximately the last ten years, Bruce A. Shear, a director and the President and Chief Executive Officer of the Company, and persons affiliated and associated with him have made a series of unsecured loans to the Company and its subsidiaries to enable them to meet ongoing financial commitments. The borrowings generally were entered into when the Company did not have financing available from outside sources and, in the opinion of the Company, were entered into at market rates given the financial condition of the Company and the risks of repayment at the time the loans were made. As of June 30, 1999, the Company owed an aggregate of $200,000 to related parties.

     During the period ended June 30, 1999, the Company paid Mr. Shear and affiliates approximately $157,600 in principal and accrued interest under various notes. As of June 30, 1999, the Company owed Bruce A. Shear $100,000 on a promissory note, which is dated August 13, 1998, bears interest at the rate of 12% per year and is payable on demand and Tot Care, Inc., an affiliate of Bruce
A. Shear, $100,000 on promissory notes dated May 28, 1998 and June 9, 1998 which bear interest at the rate of 12% per year and are payable on demand.



                                      (72)

ITEM 13.    EXHIBITS AND REPORTS ON FORM 8-K.

   Exhibit No.                                                 Description

3.1  Restated Articles of Organization of the Registrant,  as amended. (Filed as exhibit 3.1 to the Company's Registration Statement on March 2, 1994) 3.1.1Articles of Amendment filed with the Commonwealth of Massachusetts. (Filed with the 10-QSB dated May, 1997.)
3.2 By-laws of the Registrant, as amended. (Filed as exhibit 3.2 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418).
3.3 Certificate of Vote of Directors establishing a Series of a Class of stock. (Filed with the SB-2/A dated June 3, 1997.
4.1 Form of Warrant Agreement. (Filed as exhibit 4.1 to the Company's Registration Statement on March 2, 1994)
4.2 Form of Unit Purchase Option. (Filed as exhibit 4.4 to the Company's Registration Statement on March 2, 1994)
4.3 Form of warrant issued to Robert A. Naify, Marshall Naify, Sarah M. Hassanein and Whitney Gettinger. (Filed as exhibit 4.6 to the Company's Registration Statement on Form 3 dated March 12, 1996. Commission file number 333-71418).
4.4 Form of Warrant Agreement by and among the Company, American Stock Transfer & Trust Company and AmeriCorp Securities, Inc. executed in connection with the Private Placement. (Filed as exhibit 4.8 to the Company's Registration Statement on Form 3 dated March 12, 1996. Commission file number 333-71418).
4.5 Form of Warrant Agreement issued to Alpine Capital Partners, Inc. to purchase 25,000 Class A Common shares dated October 7, 1996. (Filed as exhibit 4.15 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission November 5, 1996. Commission file number 0-23524).
4.6 Form of Warrant Agreement issued to Barrow Street Research, Inc. to purchase 3,000 Class A Common shares dated February 18, 1997. (Filed as exhibit 4.17 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
4.7 Form of Consultant Warrant Agreement by and between PHC, Inc., and C.C.R.I. Corporation dated March 3, 1997 to purchase 160,000 shares Class A Common Stock. (Filed as an exhibit to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
4.8 Warrant Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P. for 50,000 shares of Class A Common Stock dated 6/4/97. (Filed as exhibit 4.22 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
4.9 Warrant Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, L.P. for up to 86,207 shares of ClassA Common Stock dated 09/19/97. (Filed as exhibit 4.25 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
4.10 Transfer from Seacrest Capital Securities of PHC, Inc. and securities to Summit Capital Limited dated 12/19/97. (Filed as exhibit 4.26 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
4.11 Warrant Agreement by and between PHC, Inc. and ProFutures Special Equities Fund, LP for 3,000 shares of Class A Common Stock. (Filed as exhibit 4.27 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 1998. Commission file number 0-23524).
4.12 Subscription Agreements and Warrants for Series B Convertible Preferred Shares and Warrants by and between PHC, Inc., ProFutures Special Equities Fund, L.P., Gary D. Halbert, John F. Mauldin and Augustine Fund, L.P. dated March 16, 1998. (Filed as exhibit 4.28 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 1998. Commission file number 0-23524).
4.13 Warrant to purchase up to 52,500 shares of Class A Common Stock by and between PHC, Inc., and HealthCare Financial Partners, Inc. dated March 10, 1998. (Filed as exhibit 4.16 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927.)
4.14 Warrant to purchase up to 52,500 shares of Class A Common Stock by and between PHC, Inc., and HealthCare Financial Partners, Inc. dated July 10, 1998. (Filed as exhibit 4.15 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927.)
4.15 Warrant Agreement by and between Joan Finsilver and PHC, Inc. dated 07/31/98 for 60,000 shares common stock. (Filed as exhibit 4.16 to the Company's report on 10-KSB filed with the Securities and Exchange Commission on October 13, 1998. Commission file number 0-23524. Replaces exhibit 4.23 to the Company's report on Form 10-KSB. Filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
4.16 Warrant Agreement by and between Brean Murray and Company and PHC, Inc. dated 07/31/98 for 90,000 shares common stock. (Filed as exhibit 4.17 to the Company's report on 10-KSB filed with the Securities and Exchange Commission on October 13, 1998. Replaces exhibit 4.23 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
4.17 Warrant Agreement by and between HealthCare Financial Partners, Inc. and its subsidiaries (collectively "HCFP" and PHC, Inc. dated July 10, 1998 - Warrant No. 3 for 20,000 shares of Class A Common Stock. (Filed as exhibit
     4.18 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
4.18 Warrant Guaranty Agreement for Common Stock Purchase Warrants issuable by PHC, Inc. dated August 14, 1998 for Warrants No 2 and No. 3. (Filed as exhibit 4.19 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524.)
4.19 12% Convertible Debenture by and between PHC, Inc., and Dean & Co., dated December 3, 1998 in the amount of $500,000. (Filed as exhibit 4.20 to the Company's report on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
4.20 Securities Purchase Agreement for 12% Convertible Debenture by and between PHC, Inc. and Dean & Co., a Wisconsin nominee partnership for Common Stock. (Filed as exhibit 4.21 to the Company's report on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
4.21 Warrant Agreement to purchase up to 25,000 shares of Class A Common Stock by and between PHC, Inc., and Dean & Co., dated December 3, 1998. (Filed as exhibit 4.22 to the Company's report on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
4.22 Warrant  Agreement  by and  between  PHC,  Inc.,  and  National  Securities
     Corporation dated January 5, 1999 to purchase 37,500 shares of Class A Common Stock. (Filed as exhibit 4.23 to the Company's report on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
4.23 Warrant Agreements by and between PHC, Inc., and George H. Gordon for 10,000 shares, 15,000 shares, 5,000 shares, 5,000 shares, 50,000 shares and 10,000 shares of Class A Common Stock dated December 31, 1998; 5,000 shares of Class A Common Stock dated December 1, 1998; 10,000 shares of Class A Common Stock dated January 1, 1999; and 10,000 shares of Class A Common Stock dated February 1, 1999. (Filed as exhibit 4.24 to the Company's report on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
4.24 Warrant Agreement by and between PHC, Inc., and Barrow Street Research for 3,000 shares of Class A Common Stock dated February 23, 1999. (Filed as exhibit 4.24 to the Company's Registration Statement on Form S-3 dated April 13, 1999. Commission file number 333-76137).
4.25 Warrant Agreement by and between PHC, Inc., and George H. Gordon for 10,000 shares of Class A Common Stock dated March 1, 1999. (Filed as exhibit 4.25 to the Company's Registration Statement on Form S-3 dated April 13, 1999. Commission file number 333-76137).
4.26 Warrant Agreement by and between PHC, Inc., and George H. Gordon for 10,000 shares of Class A Common Stock dated April 1, 1999. (Filed as exhibit 4.26 to the Company's Registration Statement on Form S-3 dated April 13, 1999. Commission file number 333-76137).
4.27 Warrant Agreements by and between PHC, Inc., and George H. Gordon for 10,000 shares of Class A Common Stock dated May 1, 1999. (Filed as exhibit
     4.27 to the Company's report on Form 10-QSB dated May 14, 1999. Commission file number 0-23524).
*4.28 Warrant  Agreements  by and  between  PHC,  Inc., and George H. Gordon for
     10,000 shares of Class A Common Stock dated April 1, 1999. (Filed as exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524).
*4.29 Warrant  Agreements  by and  between  PHC,  Inc., and George H. Gordon for
     10,000 shares of Class A Common Stock dated July 1, 1999. (Filed as exhibit to the Company's report on Form 10-KSB dated October 13, 1999, Commission file number 0-23524).
*4.30 Warrant  Agreements  by and  between  PHC,  Inc., and George H. Gordon for
     10,000 shares of Class A Common Stock dated June 1, 1999. (Filed as exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524).
*4.31 Warrant  to purchase  up to 37,500  shares of Class A Common  Stock by and between PHC, Inc., and National Securities Corporation dated April 5, 1998. (Filed as exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524.)
*4.32 Warrant  to  purchase  up to 37,500  shares of Class A Common Stock by and between PHC, Inc., and National Securities Corporation dated July 5, 1998. (Filed as exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524.)
*4.33 Subscription  Agreement and Warrants Series B Convertible Preferred Shares
     and Warrants by and between PHC, Inc., ProFutures Special Equities Fund, L.P., Gary D. Halbert John F. Mauldin and Augustine Fund L.P. dated March 16, 1998.
10.1 1993 Stock Purchase and Option Plan of PHC, Inc., as amended December 26, 1997. (Filed as exhibit 10.1 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418).
10.2 Form of Warrant Agreement for Bridge financing with List of bridge investors holding warrant agreements and corresponding numbers of bridge units for which warrant is exercisable. (Filed as exhibit 10.6 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.3 Lease Agreement between  Palmer-Wells  Enterprises and AIHS, Inc. and Edwin
     G. Brown, dated September 23, 1983, with Addendum dated March 23, 1989, and Renewal of Addendum dated April 7, 1992. (Filed as exhibit 10.14 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.4 Note of PHC of Virginia, Inc. in favor of Himanshu S. Patel and Anna H. Patel, dated April 1, 1995, in the amount of $10,000. (Filed as exhibit
     10.29 to the Company's annual report on Form 10-KSB. Filed with the Securities and Exchange on October 2, 1995. Commission file number 0-23524).
10.5 Note of PHC of Virginia, Inc. in favor of Mukesh P. Patel and Falguni M. Patel, dated April 1, 1993, in the amount of $10,000. (Filed as exhibit
     10.30 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.6 Deed of Trust Note of Mount Regis Center Limited Partnership in favor of Douglas M. Roberts, dated July 28, 1987, in the amount of $560,000, guaranteed by PHC, Inc., with Deed of Trust executed by Mount Regis Center, Limited Partnership of even date. (Filed as exhibit 10.33 to Form SB-2 dated March 2, 1994). Assignment and Assumption of Limited Partnership Interest, by and between PHC of Virginia Inc. and each assignor dated as of June 30, 1994. (Filed as exhibit 10.57 to Form 10-KSB on September 28, 1994.)
10.7 Security Agreement Note of PHC of Virginia, Inc. in favor of Mount Regis Center, Inc., dated July 28, 1987, in the amount of $90,000, guaranteed by PHC, Inc., with Security Agreement, dated July 1987. (Filed as exhibit
     10.34 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.8 Copy of Note of Bruce A. Shear in favor of Steven J. Shear, dated December 1988, in the amount of $195,695; Pledge Agreement by and between Bruce A. Shear and Steven J. Shear, dated December 15, 1988; Stock Purchase Agreement by and between Steven J. Shear and Bruce A. Shear, dated December 1, 1988. (Filed as exhibit 10.52 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.9 Lease Agreement by and between Conestoga Corp. and PHC, Inc., dated July 11, 1994. (Filed as exhibit 10.69 to the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission on September 28, 1994. Commission file number 0-23524).
10.10 Renewal of Lease Addendum between Palmer Wells Enterprises and PHC of Utah, Inc., executed February 20, 1995. (Filed as exhibit 10.73 to the Company's annual report on Form 10-KSB, filed with the Securities and Exchange on October 2, 1995. Commission file number 0-23524)
10.11 1995 Employee Stock Purchase Plan.(Filed as exhibit 10.74 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418. As amended on Form S-8 dated March 12, 1999. Commission File number 333-74373).
10.12 1995 Employee Stock Purchase Plan. (Filed as exhibit 10.74 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418. As amended on Form S-8 dated March 12, 1999. Commission File number 333-74373).
10.13 1995 Non-Employee Director Stock Option Plan. (Filed as exhibit 10.75 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418. As amended on Form S-8 dated March 12, 1999. Commission File number 333-74373).
10.14 Note of PHC of Nevada, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Security Agreement of PHC, Inc., PHC of Rhode Island, Inc., and PHC of Virginia, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Loan and Security Agreement of PHC of Nevada, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Guaranty of PHC, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995; Stock Pledge and Security Agreement of PHC, Inc., in favor of LINC Anthem Corporation, dated November 7, 1995. (Filed as exhibit 10.76 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418).
10.15 Secured Promissory Note in the amount of $750,000 by and between PHC of Nevada, Inc. and LINC Anthem Corp. (Filed as exhibit 10.77 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995. Commission file number 333-71418).
10.16 Stock Pledge by and between PHC, Inc. and Linc Anthem Corporation. (Filed as exhibit 10.81 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on September 28, 1994.)
10.17 Custodial Agreement by and between LINC Anthem Corporation and PHC, Inc. and Choate, Hall and Stewart dated July 25, 1996. (Filed as exhibit 10.85 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on February 25, 1997. Commission file number 0-23524)
10.18 Loan and Security Agreement by and between Northpoint-Pioneer Inc. and LINC Anthem Corporation dated July 25, 1996. (Filed as exhibit 10.86 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.19 Coporate Guaranty by PHC, Inc., PHC of Rhode Island, Inc., PHC of Virginia, Inc., PHC of Nevada, Inc. and LINC Anthem Corporation dated July 25, 1996 for North Point-Pioneer, Inc. (Filed as exhibit 10.87 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.20 Stock Pledge and Security Agreement by and between PHC, Inc. and LINC Anthem Corporation. (Filed as exhibit 10.88 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.21Secured  Promissory  Note of  North  Point-Pioneer,  Inc.  in favor of LINC
     Anthem Corporation dated July 25, 1996 in the amount of $500,000. (Filed as exhibit 10.89 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.22 Lease Agreement by and between PHC, Inc. and 94-19 Associates dated October 31, 1996 for BSC-NY, Inc. (Filed as exhibit 10.90 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.23 Note by and between PHC Inc. and Yakov Burstein in the amount of $180,000. (Filed as exhibit 10.91 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.24 Note by and between PHC, Inc. and Irwin Mansdorf in the amount of $570,000. (Filed as exhibit 10.92 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.25 Employment Agreement by and between BSC-NY, Inc. and Yakov Burstein dated November 1, 1996. (Filed as exhibit 10.93 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.26 Consulting Agreement by and between BSC-NY, Inc. and Irwin Mansdorf dated November 1, 1996. (Filed as exhibit 10.94 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.27 Agreement and Plan of Merger by and among PHC, Inc., BSC-NY, Inc., Behavioral Stress Centers, Inc., Irwin Mansdorf, and Yakov Burstein dated October 31, 1996. (Filed as exhibit 10.95 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.28 Employment Agreement by and between Perlow Physicians, P.C. and Yakov Burstein dated November 1, 1996. (Filed as exhibit 10.98 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.29 Agreement for Purchase and Sale of Assets by and between Clinical Associates and Clinical Diagnostics and PHC, Inc., BSC-NY, Inc., Perlow Physicians, P.C., Irwin Mansdorf, and Yakov Burstein dated October 31, 1996. (Filed as exhibit 10.99 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.30 Consulting Agreement by and between Perlow Physicians, P.C. and Irwin Mansdorf dated November 1, 1996. (Filed as exhibit 10.100 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on December 5, 1996. Commission file number 0-23524).
10.31 Mortgage by and between PHC of Michigan, Inc. and HCFP Funding Inc. dated January 13, 1997 in the amount of $2,000,000. (Filed as exhibit 10.106 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on February 25, 1997 Commission file number 0-23524).
10.32 Employment Agreement for Dr. Himanshu Patel; Employment Agreement for Dr. Mukesh Patel; and Fringe Benefit Exhibit for both of the Patels' Employment Agreements. (Filed as exhibit 10.107 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on February 25, 1997. Commission file number 0-23524).
10.33 Unconditional Guaranty of Payment and performance by and between PHC, Inc. in favor of HCFP. (Filed as exhibit 10.112 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on February 25, 1997. Commission file number 0-23524).
10.34 Amendment number 1 to Loan and Security Agreement dated May 21, 1996 by and between PHC, of Utah, Inc. and HCFP Funding providing collateral for the PHC of Michigan, Inc. Loan and Security Agreement. (Filed as exhibit
     10.113 to the Company's quarterly  report on Form 10-QSB, filed  with  the
     Securities and  Exchange   Commission  on  February  25,  1997  Commission
     file number 0-23524).
10.35 Employment  Agreement  by and between  Perlow  Physicians  P.C. and Nissan
     Shliselberg, M.D dated March 1997. (Filed as exhibit 10.114 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.36 Option  and  Indemnity  Agreement by and  between  PHC,  Inc.  and  Nissan
     Shliselberg, M.D dated February 1997. (Filed as exhibit 10.115 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.37 Secured Term Note by and between PHC of Michigan, Inc. and Healthcare Financial Partners - Funding II, L.P. in the amount of $1,100,000 dated March 1997. (Filed as exhibit 10.116 to the Company's Registration
     Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.38 Mortgage between PHC of Michigan, Inc. and Healthcare Financial Partners - Funding II, L.P. in the amount of $1,100,000 dated March 1997 for Secured Term Note. (Filed as exhibit 10.117 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.39 Submission of Lease between PHC, Inc. and Conestoga Corporation dated 11/09/95 for space at 200 Lake Street, Suite 101b, Peabody, MA 01960. (Filed as exhibit 10.119 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.40 Master Equipment Lease Agreement by and between PHC, Inc. and LINC Capital Partners dated March 18, 1997 in the amount of $200,000. (Filed as exhibit
     10.121 to the Company's Registration Statement on Form SB-2 dated April 15, 1997. Commission file number 333-25231).
10.41 Agreement between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997. (Filed as exhibit 10.122 to the Company's report on Form 10-KSB, with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
10.42 Master Contract by and between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997. (Filed as exhibit 10.122 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
10.43 Deed, Deed of Trust and Deed Trust Note in the amount of $540,000 by and between Dillon and Dillon Associates and Pioneer Counseling of Virginia, Inc. (Filed as exhibit 10.124 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
10.44 Financial Advisory Agreement, Indemnification Agreement and Form of Warrant by and between Brean Murray & Compay and PHC, Inc. dated 06/01/97. (Filed as exhibit 10.125 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-23524).
10.45 Secured Term Note; Mortgage; Environmental Indemnity; Agreement Guaranty by PHC, Inc.; and Amendment No. 2 Loan and Security Agreement by and
     between Healthcare Financial; and PHC, Inc. of Michigan dated December 1997. (Filed as exhibit 10.129 to the Company's Registration Statement on Form SB-2 dated January 8, 1997. Commission file number 333-25231).
10.46First  Amendment  to  Sale  and  Purchase  Agreement  by and  between  LINC
     Financial Services, Inc., LINC Finance Corporation VII and PHC of Rhode Island dated January 20, 1995 and Sale and Purchase Agreement dated March 6, 1995. (Filed as exhibit 10.132 to the Company's 10-QSB dated February 17, 1998).
10.47 Agreement by and between PHC, Inc., and Irwin Mansdorf and Yakov Burstein dated March 2, 1998. (Filed as exhibit 10.135 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission. Commission file number 0-23524 on April 29, 1998).
10.48 Secured Bridge Loan to be made to PHC, Inc. by HCFP Funding II, Inc. in the amount of $350,000 dated March 10, 1998. (Filed as exhibit 10.136 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission. Commission file number 0-23524 on April 29, 1998).
10.49 First Amendment to Mortgage between PHC of Michigan, Inc. and HCFP Funding, Inc. (Filed as Exhibit 10.137 to the Company's 10-QSB filed on May 15, 1998. Commission file number 0-23524).
10.50 Secured Unconditional Guaranty of Payment and performance by and between BSC-NY, Inc. and HCFP Funding II, Inc. in the amount of $350,000. (Filed as exhibit 10.58 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.51 Loan and Security Agreement by and among HCFP Funding, Inc., and PHC of Michigan, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Rhode Island, Inc., and Pioneer Counseling of Virginia, Inc. dated as of February 18, 1998. (Filed as exhibit 10.59 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.52 Credit Line Deed of Trust by and between PHC of Virginia, Inc., and HCFP Funding II, Inc. dated July 1998. (Filed as exhibit 10.60 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.53 Amendment No. 1 to Secured Bridge Note dated July 10, 1998 by and between PHC, Inc. and HCFP Funding II, Inc. (Filed as exhibit 10.61 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.54 Promissory Note for $50,000 dated May 18, 1998 by and between PHC, Inc. and Tot Care, Inc. (Filed as exhibit 10.62 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.55 Promissory Note for $50,000 dated June 9, 1998 by and between PHC, Inc. and Tot Care, Inc. (Filed as exhibit 10.63 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.56 Letter Agreement dated May 31, 1998 by and between NMI Realty, Inc. and PHC of Rhode Island, Inc. to terminate the Lease and Option Agreement entered into March 16, 1994. (Filed as exhibit 10.64 to the Company's Registration Statement on Form SB-2 dated July 24, 1998. Commission file number 333-59927).
10.57 Amendment No. 1 to Loan and Security Agreement in the amount of $4,000,000.00 by and among HCFP Funding, Inc., and PHC of Michigan, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Rhode Island, Inc., and Pioneer Counseling of Virginia, Inc. dated as of February 18, 1998. (Filed as exhibit 10.65 to the Company's report on Form 10-KSB dated October 13, 1998. Commission file number 0-23524).
10.58 Promissory Note by and between PHC, Inc. and Bruce A. Shear dated August 13, 1998, in the amount of $100,000. (Filed as exhibit 10.66 to the Company's report on Form 10-QSB dated November 3, 1998. Commission file number 0-23524).
10.59 Amendment to Overline Letter Agreement pursuant to the Loan and Security Agreement by and among HCFP Funding, Inc., and PHC of Michigan, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Rhode Island, Inc., and
     Pioneer Counseling of Virginia, Inc. dated June 8, 1998 extending the maturity date from November 10, 1998 to May 10, 1999. (Filed as exhibit
     10.67 to the Company's report on Form 10-QSB filed with the Securities and Exchange Commission on February 12, 1999. Commission file number 0-23524).
10.60 The Overline Letter agreement pursuant to the Loan and Security Agreement by and among HCFP Funding, Inc., and PHC of Michigan, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Rhode Island, Inc., and Pioneer Counseling of Virginia, Inc. dated as of February 18, 1998 extending the maturity date from November 10, 1998 to May 10, 1999. (Filed as exhibit
     10.68 to the Company's Registration Statement on Form 10-QSB dated February 12, 1999. Commission file number 0-23524).
10.61 Financial Advisory and Consultant Agreement by and between National Securities Corporation and PHC, Inc. dated 01/05/99 (Filed as exhibit 10.69 to the Company's report on Form 10-Q-SB dated February 12, 1999. Commission file number 0-23524).
10.62 Agreementfor Purchase and Sale of Pioneer Counseling of Virginia, Inc. to Dr. Mukesh Patel and Dr. Himanshu Patel dated February 15, 1999. (Filed as exhibit 10.62 to the Company's Report on Form 10-QSB filed with the Securities and Exchange Commission on May 14, 1999. Commission file number 0-23524).
10.63 Letter Agreement by and between PHC, Inc. and Dr. Mukesh Patel and Dr. Himanshu Patel dated March 3, 1999 regarding the transfer of minority ownership in Pioneer Counseling of Virginia, Inc. to PHC, Inc. (Filed as
     exhibit 10.63 to the Company's Report on Form 10-QSB filed with the Securities and Exchange Commission on May 14, 1999. Commission file number 0-23524).
10.64 Seller's Settlement Statement related to the sale of the real estate owned by Pioneer Counseling of Virginia, Inc. dated March 15, 1999. (Filed as exhibit 10.64 to the Company's Report on Form 10-QSB filed with the Securities and Exchange Commission on May 14, 1999. Commission file number 0-23524).
*10.65 This amendment no. 2 to secured bridge note (the  "Amendment")  is hereby entered  into as of the 10th  day of May 1999 by and  among  PHC,  INC.,  a
     Massachusetts corporation ("Borrower"), and HCFP FUNDING II, INC., a Delaware corporation ("Lender"). (Filed as an exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524).
*10.66 Loan and Security  Agreement by and between  Heller  Healthcare  Finance,
     Inc. f/k/a HCFP Funding, Inc. and PHC of Michigan, Inc. PHC of Utah, Inc. PHC of Virginia, Inc. PHC of Rhode Island, Inc. and Pioneer Counseling of Virginia, Inc. dated August 11, 1999. (Filed as an exhibit to the Company's report on Form 10-KSB dated October 13, 1999. Commission file number 0-23524).
*10.67 Amendment   number 3 to Secured  Bridge  Note  dated May 10,  1999 by and between PHC, Inc. and HCFP (Filed as exhibit to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 13, 1999. Commission file number 0-23524).
16.1 Letter on Change in Independent Public Accountants. (Filed as an exhibit to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on September 28, 1994 and as exhibit 16.1 in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission. Commission file number 0-23524 on April 29, 1998).
*21.1 List of Subsidiaries. (Filed as an exhibit to the Company's report on Form
     10-KSB dated October 13, 1999. Commission file number 0-23524).
23.1 Consent of Independent Auditors.
27   Financial Data Schedule
99.1 Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

      * Filed herewith

(b)  REPORTS ON FROM 8-K

     The Company filed no reports on Form 8-K during the Quarater ended June 30, 1999.



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

                                   SIGNATURES


     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PHC, INC.


Date:    October 13, 1999           By: /s/   Bruce A. Shear, President and
                                              Chief Executive Officer


     In accordance with the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.



/s/  Bruce A. Shear        President, Chief Executive         October 13, 1999
                           Officer and Director
                           (principal executive officer)


/s/ Paula C. Wurts         Controller and Assistant           October 13, 1999
                           Treasurer (principal financial
                           and accounting officer)


/s/  Gerald M. Perlow      Director                           October 13, 1999


/s/  Donald E. Robar       Director                           October 13, 1999

__________________         Director
Howard Phillips

/s/ William F. Grieco      Director                           October 13, 1999



                                      (74)

                                SIGNATURES


     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PHC, INC.

Date:  November 29, 1999            /s/  Bruce A. Shear
       as amended                        President, Chief Executive Officer and
                                         Director, (principal executive officer)

                                      (75)